   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 18, 2000
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                           INTERPACKET NETWORKS, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                                         4899                    95-4542908
 (State or other jurisdiction                         (Primary Standard          (I.R.S. Employer
              of                                         Industrial           Identification Number)
incorporation or organization)                   Classification Code Number)

                          1901 MAIN STREET, 2ND FLOOR
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 382-3300

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 JONATHAN GANS
                           INTERPACKET NETWORKS, INC.
                     CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          1901 MAIN STREET, 2ND FLOOR
                         SANTA MONICA, CALIFORNIA 90405
                                 (310) 382-3300

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:

         CYNTHIA M. DUNNETT, ESQ.                           KENNETH R. LAMB, ESQ.
            Riordan & McKinzie                              LISA A. FONTENOT, ESQ.
    300 South Grand Avenue, Suite 2900                     MEG L. FITZPATRICK, ESQ.
      Los Angeles, California 90071                      Gibson, Dunn & Crutcher LLP
              (213) 629-4824                           1 Montgomery Street, 26th Floor
                                                       San Francisco, California 94104
                                                                (415) 393-8200

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                          AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, $.001 par value...............................      $86,250,000            $22,770

(1) Estimated solely for purposes of calculating the registration fee.

(2) Calculated pursuant to Rule 457(o).
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                SUBJECT TO COMPLETION. DATED FEBRUARY 18, 2000.

PROSPECTUS

                                        SHARES

                                     [LOGO]

                                  COMMON STOCK

    This is an initial public offering of shares of common stock of InterPacket
Networks, Inc. All of the      shares of common stock are being sold by us.
Prior to this offering, there has been no public market for our common stock.
The initial public offering price per share is estimated to be between $     and
$     . We intend to list the common stock on the Nasdaq National Market under the symbol IPKT.

                              -------------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Initial public offering price...............................   $          $
Underwriting discounts and commissions......................   $          $
Proceeds to InterPacket Networks, Inc., before expenses.....   $          $

    InterPacket has granted the underwriters a 30-day option to purchase up to
an additional      shares of common stock to cover over-allotments.

                              -------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                               -----------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                      JOINT LEAD MANAGERS AND BOOKRUNNERS

CHASE H&Q                                                        LEHMAN BROTHERS

                               CIBC WORLD MARKETS

           , 2000

                              [INSIDE FRONT COVER]

                   [POWERED BY ESPRESSO-REGISTERED TRADEMARK-
                              GRAPHIC AND DESIGN]

                            [INSIDE COVER GATEFOLD]

                 [MAP OF THE WORLD WITH SATELLITE COVERAGE AND
                       COUNTRIES WHERE WE HAVE CUSTOMERS]

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................         1

Risk Factors................................................         4

Forward-Looking Statements..................................        15

Use of Proceeds.............................................        16

Dividend Policy.............................................        16

Capitalization..............................................        17

Dilution....................................................        18

Selected Consolidated Financial Information.................        19

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................        20

Business....................................................        28

Management..................................................        42

Certain Transactions........................................        51

Principal Stockholders......................................        54

Description of Capital Stock................................        56

Shares Eligible for Future Sale.............................        57

Underwriting................................................        59

Legal Matters...............................................        61

Experts.....................................................        61

Additional Information......................................        61

Index to Consolidated Financial Statements..................       F-1

                              -------------------

    ESPRESSO-REGISTERED TRADEMARK-, POWERED BY ESPRESSO-REGISTERED TRADEMARK- and INTERPACKET-REGISTERED TRADEMARK- are registered trademarks of InterPacket Networks, Inc. We have a trademark application pending for ESPRESSO BIZKIT-TM-. This prospectus contains other trade names, trademarks and service marks of InterPacket and of other companies.

                              -------------------

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, CAREFULLY BEFORE MAKING AN INVESTMENT DECISION. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS REFLECTS OUR FOR STOCK SPLIT WHICH WILL OCCUR PRIOR TO THE COMPLETION OF THIS OFFERING AND THE CONVERSION OF OUR PREFERRED STOCK INTO COMMON STOCK UPON COMPLETION OF THE OFFERING AND ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                           INTERPACKET NETWORKS, INC.

OVERVIEW

    We operate a satellite-based broadband Internet network that delivers high-speed Internet services to international Internet service providers and other businesses in more than 80 countries. Our proprietary network design integrates the broadcast capabilities of satellites with Internet networking technologies to offer our international customers a scalable solution to the constraints of the public Internet infrastructure. Our global network's open technical architecture enables us to provide three categories of Internet services: global high-speed broadband connectivity to the Internet backbone, enhanced Internet services, such as Internet telephony, and Internet content distribution, such as newsfeeds and streaming media. From December 31, 1998 to December 31, 1999, we increased the number of our customers from 69 to 343 and as of February 15, 2000 we had 468 customers worldwide.

    Strain on the worldwide Internet infrastructure is increasing, especially outside the U.S., as the number of Internet users grows and as their bandwidth needs expand. eStats, a tracking service for the global Internet marketplace, estimates that the number of active Internet users worldwide will grow from approximately 95 million in 1998, of which approximately 50% resided outside of the U.S., to approximately 282 million by the end of 2002, of which approximately 69% will reside outside of the U.S. Despite an anticipated expansion in the number of Internet users worldwide, advances in the global telecommunications infrastructure and the public Internet have failed to keep pace with user demand. When connecting to and navigating the Internet, international Internet service providers, or ISPs, and their subscribers suffer numerous problems caused by limited access to the Internet backbone, poor telecommunications infrastructure and low bandwidth availability. These difficulties are likely to increase as demand grows for rich Internet content, such as streaming audio and video.

THE INTERPACKET SOLUTION

    Our broadband satellite-based Internet network overlays the public Internet around the world and offers solutions to many of the current global Internet infrastructure limitations. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located teleports, or earth-based satellite transmission stations, and allows for the rapid delivery of broadband Internet connectivity worldwide. ESPRESSO and ESPRESSO BIZKIT, our branded satellite-based Internet connectivity services, supplement or bypass local and international telecommunications connections, enabling our ISP customers to deliver a more reliable, higher quality of Internet service to their subscribers. Our enhanced Internet services, including ESPRESSO VOICE, our Internet telephony service, are complementary to the broadband access we provide to our international ISP customers and create additional revenue opportunities.

    The broadcast capabilities of our satellite network create an efficient, reliable means for Internet content aggregators to multicast, or transmit, bandwidth-intensive forms of rich, Web-based content simultaneously to multiple locations around the world. We currently broadcast ESPRESSO NEWS, our aggregated newsfeed, and we recently entered into an agreement with iBEAM Broadcasting Corporation, a leading Internet broadcast network, to deliver streaming content around the world.

    Our satellite-based Internet network and services feature:

    - Scalable, proprietary and global network design

    - High quality, branded service

    - Rapid provisioning

    - Enhanced Internet services

    - Multicasting content delivery

    - Customer-focused network management and support

OUR STRATEGY

    Our goal is to become the leading provider of global satellite Internet connectivity and services by building the world's largest, premier quality and cost-efficient satellite network. We also intend to capitalize on our proprietary network design, our network's broadband capabilities and the global reach of our satellite coverage to offer content delivery to Internet content aggregators. To achieve this goal we intend to:

    - Increase our global customer base

    - Capitalize on our early entrant status

    - Broaden our Internet service offerings

    - Provide turnkey solutions to the emerging Internet content industry

    - Expand our network infrastructure

    - Develop our strategic and business relationships
                              -------------------

Our headquarters are located at 1901 Main Street, 2nd Floor, Santa Monica, CA 90405, and our telephone number is (310) 382-3300.
                              -------------------

                                  THE OFFERING

Common stock offered by InterPacket Networks,
  Inc........................................  shares
Common stock to be outstanding after the
  offering...................................  shares
Use of proceeds..............................  Primarily to acquire satellite and fiber optic capacity, increase sales and marketing
                                               personnel and activities, increase working
                                               capital and for other general corporate
                                               purposes.
Proposed Nasdaq National Market symbol.......  IPKT

    The number of shares outstanding is based on shares outstanding as of February 15, 2000. This number reflects the conversion of our 3,000,000 shares of preferred stock into common stock upon completion of the offering and takes
into account our      for      stock split but excludes 2,817,584 shares of
common stock issuable upon exercise of options outstanding, at a weighted average exercise price of $3.52, and 3,022,666 shares of common stock reserved for future option grants under our stock option plans.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    Please see Note 2 of notes to our consolidated financial statements appearing at the end of this prospectus for an explanation of the determination of the number of shares used in computing per share data. The Actual column reflects balance sheet data on a historical basis, without any adjustments to
reflect subsequent events or anticipated events and gives effect to our      for
     stock split. The Pro Forma column reflects the issuance of 3,000,000 shares of common stock upon conversion of our outstanding preferred stock on completion of the offering. The Pro Forma As Adjusted column reflects the issuance of 3,000,000 shares upon this conversion and the receipt of the estimated proceeds
from our sale of      shares of common stock at an assumed initial public
offering price of $     per share, after deducting the underwriting discounts
and commissions and estimated offering expenses payable by us. From inception until December 31, 1996, we generated an insignificant amount of revenues, as operations were limited and consisted primarily of start-up activities.

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Revenue:
  Network services..........................................   $  583    $ 4,115    $ 10,789
  Traditional telecom services..............................    1,176      7,295       2,685
                                                               ------    -------    --------
    Total revenue...........................................    1,759     11,410      13,474
Income (loss) from operations...............................      158     (1,416)    (10,057)
                                                               ------    -------    --------
Net income (loss)...........................................   $   89    $(1,328)   $(10,890)
                                                               ======    =======    ========
Basic and diluted income (loss) per common share............   $ 0.01    $ (0.16)   $  (1.05)
                                                               ======    =======    ========
Weighted average number of common shares (basic and
  diluted)..................................................    7,250      8,412      10,392
                                                               ======    =======    ========
Pro forma basic and diluted loss per common share
  (unaudited)...............................................                        $  (1.01)
                                                                                    ========
Weighted average number of common shares used to compute pro
  forma loss per common share (unaudited)...................                          10,803
                                                                                    ========

                                                                     DECEMBER 31, 1999
                                                              --------------------------------
                                                                                     PRO FORMA
                                                                                        AS
                                                               ACTUAL    PRO FORMA   ADJUSTED
                                                              --------   ---------   ---------
                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................  $15,948     $15,948     $
Total assets................................................   64,291      64,291
Capital leases, net of current portion......................   38,669      38,669
Mandatorily redeemable preferred stock......................   14,824          --
Deficit.....................................................  (12,126)    (12,126)
Stockholders' equity........................................    2,392      17,216

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW MAY NOT BE THE ONLY ONES WE FACE. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE HARMED. IN THIS EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE WE HAVE A LIMITED OPERATING HISTORY, OUR BUSINESS IS DIFFICULT TO EVALUATE AND YOU MAY INACCURATELY ASSESS OUR PROSPECTS FOR SUCCESS.

    In January 1997 we began revenue-generating operations. Due to our limited operating history, our past results may not be meaningful and you should not rely on them as indicators of our future performance. We confront all of the challenges and uncertainties encountered by growing, early-stage companies, particularly companies in the new and rapidly evolving international market for Internet connectivity and services. These challenges and uncertainties include our ability to:

    - expand our international ISP customer base;

    - increase the services purchased from us by our customers and the amount of revenue we receive from each of our customers;

    - satisfy the changing needs of our existing and future international ISP customers;

    - acquire, develop and market new Internet services;

    - respond to the changing needs of the Internet content delivery market;

    - upgrade and expand our network infrastructure;

    - develop our strategic and business relationships;

    - capitalize on our early entrant status; and

    - recruit and retain key personnel.

WE HAVE INCURRED SUBSTANTIAL LOSSES AND ANTICIPATE CONTINUING LOSSES FOR THE FORESEEABLE FUTURE.

    Since our inception we have incurred substantial losses. We expect our losses to increase as we expand our operations. While we had net income of approximately $89,000 in 1997, we experienced net losses of approximately
$1.3 million in 1998 and $10.9 million in 1999. We experienced negative cash flows from operations of approximately $13,000 in 1997 and $6.9 million in 1999, though, in 1998 cash flow provided by operations was approximately
$0.4 million. As of December 31, 1999, we had a deficit of $12.1 million. Based on our current plan of operations, we do not believe that we will achieve profitability in the foreseeable future. We expect our losses and negative cash flow to continue and to increase as we intend to:

    - expand our global network through leases and purchases of additional rights to use capacity on geostationary satellites and fiber optic cable systems;

    - build out our points of presence;

    - substantially increase our staff, especially in the areas of operations, sales and marketing;

    - develop and maintain relationships with Internet content aggregators, Internet backbone operators and regional satellite owners;

    - expand sales of ESPRESSO VOICE, which increases our collection risk;

    - expand into other countries in which we are not currently conducting business;

    - develop or acquire, introduce and market new Internet services;

    - market our ESPRESSO brand name; and

    - respond to competitive and technological developments.

    We expect that our expenses, particularly costs relating to acquiring additional satellite transponder space and our selling, general and administrative expenses, will increase both in absolute dollars and as a percentage of our revenues as we grow. If our revenue fails to grow at anticipated rates or if our operating expenses increase without a commensurate increase in our revenue, our losses will significantly increase and our business and financial results could be harmed. Additionally, if we are not successful in raising funds in this offering, we will have to take certain steps, such as delaying the acceptance of services under our fixed fee contracts or renegotiate certain long-term contracted obligations, to reduce our regular capital needs.

OUR BUSINESS WILL SUFFER AND OUR FINANCIAL RESULTS WILL DETERIORATE IF WE DO NOT CONTINUE TO EXPAND OUR CUSTOMER BASE.

    Our success depends primarily on the continued growth of our customer base, the retention of our current customers and our ability to expand the number of Internet services we offer to our customers so that revenue per customer and overall revenue increase. Our customer contracts may be terminated without penalty at any time. If we are unable to maintain and expand our customer base our business and financial results will suffer. Our ability to attract new customers and, to a lesser degree, maintain current customers, as well as our ability to increase the amount of revenue we receive from each customer, depends on a variety of factors, including:

    - continued growth in demand by international ISPs for Internet backbone connectivity;

    - our ability to provide adequate bandwidth to all of our customers;

    - our ability to provide additional services across our network;

    - our ability to broadcast content around the world;

    - the success in our development of our strategic and business relationships;

    - our success in establishing and maintaining business relationships with content aggregators, Internet backbone operators and regional satellite owners; and

    - the reliability and cost-effectiveness of our services.

IF WE ARE UNABLE TO MAINTAIN, EXPAND AND ADAPT OUR NETWORK INFRASTRUCTURE, THE DEMAND FOR OUR SERVICES MAY DECREASE.

    We must continue to expand and adapt our network as the number of our international ISP customers grows, as users place increasing demands on our network, and as other requirements change. As we grow our customer base, we may not be able to provide our customers with the increasing levels of data transmission capacity that they may require for a number of reasons, such as our possible inability to raise the funds needed to develop the network infrastructure to maintain adequate transmission speeds and the lack of additional network availability from third-party suppliers of satellite and fiber optic cable transmission capacity. Our failure to achieve or maintain high capacity transmissions could significantly reduce demand for our services, decreasing our revenue and harming our business and financial results.

IF WE FAIL TO ACCURATELY PREDICT OUR SATELLITE BANDWIDTH REQUIREMENTS AND EFFECTIVELY MANAGE OUR FIXED COSTS, OUR OPERATING RESULTS WILL SUFFER.

    If we do not obtain adequate satellite bandwidth capacity on acceptable terms and realize corresponding customer volume for this bandwidth, it is unlikely that we will achieve positive gross profit. We purchase this bandwidth capacity based on our projected future needs on a fixed-price basis far in advance of the sale of our services that utilize the bandwidth. Substantially all of this bandwidth capacity can be purchased only on a long-term basis. We sell our services on the basis of actual usage and total bandwidth capacity used by our customers changes from month to month and is difficult to predict. If our sales fail to match our projections, we could be subject to periods of excess satellite capacity, which could seriously harm our business. As a result, we must obtain enough bandwidth to meet our projected customer needs, and we must realize adequate volume from our customers to support and justify the bandwidth capacity and expense. If demand from existing or potential customers exceeds our capacity, the quality of our service may suffer or we may be unable to capitalize on potential business opportunities. If that happens, we may lose existing or potential customers and our operating results would suffer.

THE QUALITY OF OUR SERVICES AND OUR ABILITY TO PROVIDE THEM DEPENDS LARGELY ON THIRD PARTIES, INCLUDING SATELLITE OPERATORS, AND IF THEY DO NOT PERFORM AS EXPECTED THE QUALITY OF OUR SERVICES AND OUR BUSINESS WILL SUFFER.

    We depend on third parties to provide us satellite transmission capabilities that are essential to our network infrastructure. Our business will suffer if our satellite availability or security is materially interrupted, the cost of transponder space increases materially, one of our key satellite providers terminates its contract with us or additional transponder space is not available on acceptable terms or at all. For example, we rely heavily on Satmex 5 for satellite coverage of Latin America. Any temporary or permanent loss of capacity on this satellite could negatively affect our operations. We are subject to similar challenges for our terrestrial fiber optic cable services and major Internet access providers that we use to access the Internet backbone. Our customers depend on our ability to provide continuous service. As a result, if our service is interrupted, our reputation will be harmed and our customers will cease purchasing services from us. Our satellite and fiber optic cable network is subject to interruption from numerous forces, including:

    - satellite or other telecommunications failure;

    - human error;

    - natural disasters, such as fire, earthquakes and floods;

    - power loss; or

    - sabotage or vandalism.

FAILURE TO MANAGE OUR EXPANSION AND EXPECTED GROWTH EFFICIENTLY WILL STRAIN OUR RESOURCES AND COULD IMPAIR THE EXPANSION OF OUR BUSINESS.

    We intend to grow and increase our business by expanding our global network through, among other things, additional leases of satellite and fiber optic cable capacity and related equipment. If we are unable to manage growth effectively, we may lose customers or fail to attract new customers and our business and financial results will suffer. The successful implementation of our expansion plans will involve significant planning and resources. We may face problems with our expansion plans and, as a result, these plans may be delayed or never completed. To successfully carry out our expansion plans, we must:

    - enter into additional leases with favorable terms for capacity on satellite systems and fiber optic cables;

    - successfully implement, market and sell connectivity, enhanced Internet services and content distribution and other services that we develop;

    - negotiate competitive arrangements with Internet backbone providers; and

    - develop relationships with strategic and other business partners.

    Problems associated with our expansion plans could severely harm us, such as:

    - shortage of transponder space on geostationary satellites;

    - disruptions to operations arising from relocation of our facilities;

    - failure to retain or to timely hire necessary employees, including sales and technical personnel; and

    - failure to accurately predict customer demand for existing and future services and applications.

    In addition, our costs will increase as we expand. These increased costs include:

    - implementing multiple and redundant satellite and telecommunications connections;

    - expenses associated with hiring, training and managing new employees;

    - increasing marketing and sales efforts; and

    - purchasing new equipment.

    Many of these costs are fixed in the long-term and if our expansion plans are not successful, our future operating results could be seriously harmed. We may not be able to keep pace with any growth, successfully implement and maintain our operational and financial systems, or successfully obtain, integrate and utilize the employees, facilities, third-party vendors and equipment, or management, operational and financial resources necessary to manage a developing and expanding business in our rapidly evolving and increasingly competitive industry.

OUR SERVICES MAY BE SUBJECT TO DOWNWARD PRICING PRESSURES AND THIS WOULD NEGATIVELY IMPACT OUR FINANCIAL RESULTS.

    The market for Internet access in the U.S. is subject to downward pricing pressure caused by a number of factors, including increased competition and technological advances. Pricing pressures outside of the U.S. in the markets we serve may develop as international Internet access and services becomes more available. Our Internet access service, ESPRESSO, is our primary Internet-based service. To operate ESPRESSO, we must lease substantial satellite transmission capacity, which is relatively fixed in cost and is generally not susceptible to downward pricing pressure. As a result, we have little flexibility in lowering the price for our ESPRESSO service. If we are affected by downward pricing pressure, we cannot assure you that we will be able to offer our ESPRESSO service at prices that are competitive or profitable.

    Our other Internet-based services and applications may also be subject to varying degrees of downward pricing pressure. This problem is particularly acute with our ESPRESSO VOICE service. For example, due to increased competition and global deregulation of telecommunications services, prices for international long distance calls have been decreasing. If this downward pricing pressure continues, we cannot assure you that we will be able to offer ESPRESSO VOICE services at costs lower than, or competitive with, the traditional voice network services that compete with our telephony services. To lower our prices for ESPRESSO VOICE, we may have to renegotiate rates with our local service providers who complete calls for us. We may not be able to renegotiate these terms favorably enough, or fast enough, to allow us to profitably offer Internet telephony services.

OUR OPERATING RESULTS MAY FLUCTUATE AND THIS MAY NEGATIVELY IMPACT OUR STOCK PRICE.

    As we have grown, we have experienced significant fluctuations in our operating results. Thus, a period to period comparison of our operating results is not necessarily meaningful and should not be relied upon as an indicator of future performance. Our future operating results may continue to fluctuate. Factors that are likely to cause these fluctuations include:

    - the rate of growth of the Internet, especially outside of the U.S.;

    - demand for and market acceptance of our services;

    - the level of utilization of our network and our Internet services;

    - fluctuations in satellite transponder and telecommunications costs and availability;

    - costs relating to the expansion of operations;

    - fluctuations in bandwidth and the amount of our services used by customers;

    - introductions of new Internet services by us and our competitors;

    - changes in our pricing policies and those of our competitors;

    - changes in regulatory laws and policies;

    - economic conditions, particularly those related to the Internet industry; and

    - the length and variability of our sales cycle.

    In addition, a relatively large portion of our expenses are fixed in the short-term, particularly with respect to satellite transponder capacity and personnel. Our future operating results will be particularly sensitive to fluctuations in revenue because of these and other short-term fixed costs.

    Our operating results in the future may fall below the expectations of securities analysts and investors. In this event, the trading price of our common stock will likely decrease significantly.

PROBLEMS ASSOCIATED WITH OPERATING IN INTERNATIONAL MARKETS COULD PREVENT US FROM ACHIEVING OR SUSTAINING OUR INTENDED GROWTH.

    The majority of our business is derived from ISPs and other businesses located in foreign countries. Our failure to manage our international operations effectively would limit the future growth of our business. We face certain inherent challenges in conducting international operations, such as:

    - changes in telecommunications regulatory requirements or trade barriers restricting our ability to deliver Internet services to our customers;

    - the imposition of unanticipated fees, taxes and costs by foreign governments, which could significantly increase our costs;

    - political and economic instability disrupting the operations of our ISP customers;

    - protectionist laws and business practices favoring local competition potentially giving unequal bargaining leverage to competitors; and

    - currency fluctuations increasing the cost of our services to our international customers.

    Our failure to adequately respond to any of these challenges could seriously harm our operations.

OUR OPERATIONS ARE VULNERABLE TO SECURITY BREACHES THAT COULD HARM THE QUALITY OF OUR PRODUCTS AND SERVICES.

    Despite our design and implementation of a variety of network security measures, unauthorized access, computer viruses, accidental or intentional action and other disruptions to our network and those of our providers could occur. In addition, we may incur significant costs to prevent breaches in security or to alleviate problems caused by such breaches. Any breaches that may occur could adversely affect the quality of our products and services and could result in liability to us or the loss of existing customers. This could harm our ability to attract future customers.

WE MAY NOT BE ABLE TO HIRE OR RETAIN KEY EMPLOYEES, WHICH COULD PREVENT US FROM EFFICIENTLY GROWING AND OPERATING OUR BUSINESS.

    The market for highly qualified personnel is intensely competitive. We are particularly dependent on our ability to increase significantly the size of our technical staff and sales and marketing organization with qualified candidates who speak at least one foreign language. If we are unable to hire and retain the key personnel we need, we may provide poor service and have difficulty signing up new customers and maintaining current customers, which would cause our business to suffer. We are dependent on the continued efforts of our senior management team. If, for any reason, our senior executives do not continue to be active in management, our operations would suffer. We may lose some of our key personnel and any loss may seriously harm our business. We do not carry key person life insurance on any of our personnel.

CERTAIN MEMBERS OF OUR MANAGEMENT TEAM HAVE ONLY WORKED WITH US FOR A SHORT TIME AND FAILURE TO EFFECTIVELY INTEGRATE THEM COULD IMPAIR OUR ABILITY TO IMPLEMENT OUR STRATEGIES.

    We depend on the ability of our management team to effectively execute our strategies. We recently hired several of our key employees. In July 1999 we hired our Chief Financial Officer and Senior Vice President--Operations, in November 1999 we hired our Chairman of the Board, in December 1999 we hired our Vice President--Marketing, and in February 2000 we hired our Executive Vice President--Business and Legal Affairs. Because certain members of our management team have worked together only for a short period of time, we need to integrate these officers into our operations. To integrate into our operations, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. If we fail to complete this integration in an efficient manner, our business and financial results will suffer.

FAILURE TO OBTAIN ADDITIONAL FUNDING COULD IMPAIR OUR GROWTH.

    Our business may suffer if we require additional funding and we are not able to obtain it. We expect to incur significant expenditures as part of our expansion plans. We intend to enter into arrangements to secure additional satellite transponder space and substantial fiber optic capacity. These arrangements may require us to make substantial initial payments for long-term capacity that could require us to seek debt or additional equity financing. We believe that, following this offering, our cash reserves, available borrowings and funds generated by operations will be adequate to fund our operations for at least the next 12 months. However, we may require additional funds either during or after such 12 month period. Future financing may not be available to us or may only be available on terms that are not favorable to us. Our failure to generate sufficient cash flows from sales of Internet connectivity and services or to raise sufficient funds may require us to delay or abandon some or all of our expansion plans or otherwise forego market opportunities. If additional funds are raised through the issuance of equity securities, the percentage ownership of our stockholders could be significantly diluted.

IF WE DO NOT SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS INTO OUR OPERATIONS, OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION MAY BE HARMED.

    The costs and challenges of our potential future acquisitions of key technologies, applications, operations or companies may harm us. An acquisition may result in the use of significant amounts of cash, potentially dilutive issuances of equity securities, incurrence of debt or amortization expenses related to goodwill and other intangible assets. We face a number of challenges that could harm us in any acquisition including:

    - difficulties and unanticipated costs arising from the assimilation of the acquired operations, technologies, products, policies and personnel;

    - the diversion of management's attention from other business concerns;

    - risks related to entering markets or managing operations in which we have no or limited direct prior experience;

    - our inability to maintain uniform standards and controls; and

    - the potential loss of key employees of the acquired company.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY RIGHTS, OR MAY HAVE TO DEFEND CLAIMS OF THIRD PARTIES RELATING TO THEIR PROPRIETARY RIGHTS, WHICH COULD PREVENT US FROM COMPETING EFFECTIVELY.

    While the design and configuration of our Internet network is proprietary to us, we have not patented any of our intellectual property rights and generally rely on the protections offered by trade secret law. We generally enter into confidentiality or licensing agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology or proprietary information. Policing unauthorized use is difficult, and we cannot be sure that the steps we have taken will prevent misappropriation of our technology or proprietary information, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the U.S.

    In addition, third parties may claim in the future that we violate their proprietary rights. Any successful claim by others that we violate their intellectual property rights could seriously harm our business by forcing us to cease using important intellectual property or requiring us to pay monetary damages. Even if unsuccessful, these claims could harm our business by damaging our reputation, requiring us to incur legal costs and diverting the attention of our management personnel away from their normal business activities.

WE MAY FACE LIABILITY AND OTHER RISKS AS A RESULT OF INFORMATION DISSEMINATED THROUGH OUR NETWORK, WHICH COULD NEGATIVELY IMPACT OUR FINANCIAL CONDITION.

    The liability we may face as a result of information disseminated through our network could have a negative impact on our financial condition. The law relating to the liability of online services companies and Internet access and content providers for information carried on or disseminated through their networks is currently unsettled. It is possible that claims could be made against online services companies, co-location companies and Internet access providers under both U.S. and foreign law for defamation, negligence, copyright or trademark infringement or under other legal theories. Content distributed by us and by our future customers may be regulated or banned. Several private lawsuits seeking to impose liability on online services companies and Internet access providers are currently pending. In addition, legislation has been recently passed and continues to be proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. We carry general liability insurance, but it may not be adequate to compensate or may not cover us in the event we become liable for information carried on or disseminated through our network.

                         RISKS RELATED TO OUR INDUSTRY

WE FACE INTENSE COMPETITION FROM MANY OTHER COMPANIES AND IF WE DO NOT RESPOND TO THIS COMPETITION EFFECTIVELY, OUR FINANCIAL RESULTS MAY SUFFER.

    Our business of delivering Internet access to international ISPs via our network of leased satellite transponder space and fiber optic cable systems is intensely competitive. If we do not respond to this competition effectively, our financial results may suffer. We expect to face additional competition from existing and new competitors. Our most common competitor is the Post, Telephone and Telegraph, or PTT, of the country where each of our customers is located. We also face competition from our satellite providers, Loral SpaceCom Corporation and PanAmSat International Systems, Inc., which offer some services to the international ISP community that are similar to our service offerings. We must distinguish ourselves in the international ISP marketplace through our pricing policies, the quality and distinctiveness of our service and the other Internet applications that we offer. As we sell our ESPRESSO VOICE services we will compete with the PTTs of the countries where we offer such services. As a result of our recent acquisition of certain assets and technology in the United Kingdom and our agreement with iBEAM, we will be delivering streaming content through our network. Although we intend to partner with content aggregators, the services we provide may also make us a competitor in this industry. We may be unsuccessful in doing this. Some of our competitors have certain advantages over us, including:

    - substantially greater financial, technical and marketing resources;

    - lower cost basis arising from satellite, cable or other facility ownership;

    - longer operating histories;

    - larger, more established customer bases;

    - greater name recognition; and

    - more established customer and vendor relationships.

    We cannot be certain that we will have the resources or expertise to compete successfully in the Internet-based services market.

THE MARKETS FOR INTERNET CONNECTIVITY AND CONTENT DISTRIBUTION, ESPECIALLY OUTSIDE OF THE U.S., ARE NEW AND MAY NOT GROW AS WE BELIEVE, WHICH COULD LIMIT OUR POTENTIAL GROWTH.

    Our success is largely a function of the growth in the use of the Internet, particularly outside of the U.S., and that growth is uncertain and depends on a variety of factors. The market for Internet connectivity, especially outside of the U.S., is new and evolving. As a result, our financial condition may be harmed if the market fails to develop, or develops more slowly than we expect. The growth of the market depends on several uncertain events or occurrences, including:

    - the growth of the Internet as a global communications and commerce medium;

    - the availability of personal computers in remote locations;

    - the use by international ISPs and businesses of the Internet connectivity solutions we offer; and

    - general worldwide economic conditions.

    The Internet content delivery market is new and our business will suffer if these markets do not continue to develop. We cannot be certain that a sustainable market for content will emerge around the world. If it does not, an essential aspect of our business strategy, to expand the delivery of Internet content around the world, may fail.

WE MAY BE UNABLE TO MAINTAIN THE QUALITY OF OUR SERVICES AND MAY LOSE CUSTOMERS IF THE INTERNET INFRASTRUCTURE PROVES UNRELIABLE.

    Our future success depends, in part, upon the reliability of the Internet infrastructure. To the extent that the number of Internet users increases, the Internet may be unable to support the demands placed on it, which may cause its performance or reliability may decline. The Internet has experienced a variety of outages and other delays as a result of portions of its infrastructure. Any future outages or delays could harm our ability to provide connectivity to our customers. Moreover, critical issues concerning the commercial use of the Internet, including security, cost, ease of use and access, intellectual property ownership and other legal liability issues, remain unresolved and could inhibit the growth of Internet usage and harm our business.

THE LEGAL ENVIRONMENT IN WHICH WE OPERATE IS UNCERTAIN AND CLAIMS AGAINST US AND OTHER LEGAL UNCERTAINTIES COULD CAUSE OUR BUSINESS TO SUFFER.

    Because almost all of our business is conducted outside the U.S., we are susceptible to the governmental regulations and legal uncertainties of foreign countries. We currently sell our services in over

80 countries, each of which has a unique legal environment. In general, the laws of countries outside the U.S. governing the Internet and Internet services, to the extent they exist at all, vary widely, are unclear and in flux and have failed to keep pace with the rapid advancements in Internet technology and the expanding range of Internet-based services being offered. Partly because of these problems, and our view that local regulatory compliance is a greater issue of concern for our ISP customers, we have not, and currently do not intend to, determine conclusively whether we comply with the requirements of any particular foreign country. Any one or more of the countries where we conduct business may require us to qualify to do business in that particular country, that we are liable for certain taxes or tariffs, that we are otherwise subject to regulation or that we are prohibited from conducting our business in that foreign country. Thus, we cannot assure you that we are currently in compliance with the legal requirements of any particular country or all of the countries outside the U.S. in which we conduct business, that we will be able to comply with any such requirements or that the requirements will not change in a way that would render the receipt of our services in a particular country illegal. Our failure to comply with foreign laws and regulations could cause us to lose customers, restrict us from entering profitable markets and seriously harm our business.

    Our customers also face many of the governmental and legal uncertainties that we face and currently are, or in the future may become, subject to many of the same requirements to which we may be subject. We make no effort to determine whether our customers comply with applicable regulations. For example, a PTT in one country threatened several of our ISP customers with the claim that the receipt of our ESPRESSO satellite broadcast was illegal. While these threats have not seriously harmed our business to date, they may in the future. The failure of our customers to comply with applicable laws and regulations could cause us to lose customers or otherwise seriously harm our business.

THE INTERNET INDUSTRY OPERATES IN AN UNCERTAIN LEGAL LANDSCAPE AND THE ADOPTION OR INTERPRETATION OF FUTURE OR EXISTING REGULATIONS COULD HARM OUR BUSINESS.

    The Internet and the markets in which we offer our Internet services are relatively new. Many of the laws and regulations that govern us and the Internet have yet to be interpreted or enforced. It is likely that in the future many new laws will take effect that will regulate the Internet and the markets in which we operate. The applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation and tariffs, libel, consumer protection, obscenity, pricing and personal privacy is uncertain. Current and future laws and regulations may:

    - decrease the growth of the Internet;

    - regulate our customers in ways that harm our ability to sell our services to them;

    - decrease demand for our services; and

    - impose taxes or other costly requirements or otherwise increase the cost of doing business.

    Thus, the adoption and interpretation of any future or existing regulations could seriously harm our business.

WE MAY NOT BE ABLE TO KEEP PACE WITH RAPID TECHNOLOGICAL CHANGES OR EMERGING INDUSTRY STANDARDS WHICH COULD MAKE OUR SERVICES OBSOLETE AND UNMARKETABLE.

    Our services may become less useful to our customers if we are unable to respond to technological advances that shape the Internet or alternative technologies or services become available to them. Keeping pace with technological advances in our industry may require substantial expenditures and lead time. In addition, future advances in technology or fundamental changes in the way Internet access or other Internet services can be delivered may render our services obsolete or less cost competitive. We may not be able to adequately respond to or incorporate technological advances on a cost-effective or timely basis into our business.

                         RISKS RELATED TO OUR OFFERING

OUR COMMON STOCK PRICE MAY BE VOLATILE AND CAUSE US TO BECOME SUBJECT TO SECURITIES LITIGATION.

    The market price of our common stock may experience fluctuations in response to a number of factors, including:

    - actual or anticipated variations in our results of operations;

    - new services introduced by us or our competitors;

    - the entry of new competitors into one or more of our lines of business;

    - changes in financial estimates by security analysts;

    - conditions and trends in the Internet industry;

    - potential acquisitions;

    - general market conditions; and

    - potential volatility due to the increase in the number of publicly traded shares in connection with this offering.

    The Nasdaq National Market has experienced extreme price and volume fluctuations, as have other stock markets. Similar market fluctuations have affected the market prices of equity securities of many Internet and technology companies. The effects on the stock prices of these companies have often been unrelated or disproportionate to their operating performance. These broader market movements may adversely affect the market price of our common stock. Our stock price may also be adversely affected by general economic, political and market conditions such as recession, interest rate changes or international currency fluctuations. Class action litigation has often been instituted following periods of volatility in the market price of a company's securities. If such litigation were brought against us, it could distract our management and may require us to incur significant expenses and possibly pay substantial damages.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION IN THE NET TANGIBLE BOOK VALUE OF THE STOCK YOU PURCHASE.

    The initial public offering price of our common stock is substantially higher than the net tangible book value per outstanding share of common stock. Purchasers of our common stock will incur immediate and substantial dilution of
$     per share in the net tangible book value of our common stock from the
initial public offering price of $     . Additional dilution will occur upon the
exercise of outstanding options.

THE LIQUIDITY OF OUR COMMON STOCK IS UNCERTAIN BECAUSE IT HAS NOT BEEN PUBLICLY TRADED AND MAY HAVE A LIMITED MARKET WHICH COULD DEPRESS OUR STOCK PRICE.

    There has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active, liquid trading market. In this offering, we intend to sell our common stock primarily to a limited number of institutional investors, which could limit the development of an active trading market. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. The initial public offering price will be determined by negotiations between InterPacket and the representatives of the underwriters and may bear no relationship to the price at which our common stock will trade upon completion of this offering.

THE SALE OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK AFTER THIS OFFERING MAY HARM OUR STOCK PRICE.

    Sales of a large number of shares of our common stock in the market after the offering or the perception that sales may occur could cause the market price of our common stock to drop. A substantial number of shares of common stock will be available for sale in the public market following this offering, which could harm the market price for our common stock. See "Shares Eligible for Future Sale" for a more detailed description of the eligibility of shares of our common stock for future sale.

WE HAVE BROAD DISCRETION IN USING THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT EFFECTIVELY UTILIZE THE PROCEEDS.

    Our management will have considerable discretion in the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not increase our profitability or market value.

AFTER THE OFFERING, OUR SIGNIFICANT STOCKHOLDERS WILL RETAIN SUBSTANTIAL VOTING CONTROL WHICH WILL ALLOW THEM TO INFLUENCE THE OUTCOME OF MATTERS SUBMITTED TO STOCKHOLDERS FOR APPROVAL IN A MANNER THAT MAY BE ADVERSE TO YOUR INTERESTS.

    Some of our stockholders own a large enough stake in us to have an influence on matters presented to the stockholders. Our executive officers, directors and greater than 5% stockholders, and their affiliates, will, in the aggregate, own approximately % of our outstanding common stock after this offering. If these parties acted in concert, they could influence, among other things, the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership may delay or prevent a change in control which could discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, or control the outcome of any other matter submitted to the stockholders for a vote. As a result, this concentration of ownership may have a negative effect on our value and the price of our common stock.

ANTITAKEOVER PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW COULD PREVENT OR DELAY A CHANGE IN CONTROL OF OUR COMPANY, WHICH COULD HARM OUR STOCK PRICE.

    Delaware corporate law and our certificate of incorporation contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. Our certificate of incorporation authorizes the board of directors to issue preferred stock with rights senior to the common stock without obtaining prior stockholder approval.

                           FORWARD-LOOKING STATEMENTS

    Some of the statements under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology, including "may," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the shares being offered at an assumed initial public offering price of $ per share are estimated to be $ million, after deducting the underwriting discount and estimated offering expenses payable by us, or $ million if the underwriters' over-allotment option is exercised in full.

    We primarily intend to use the net proceeds of this offering to increase the capacity of our existing network through leases for additional satellite transponder space and fiber optic capacity, increase our sales and marketing personnel and activities, increase our working capital and for other general corporate purposes.

    We may use a portion of the net proceeds of this offering to acquire or invest in businesses, products, services or technologies complementary to our current business, through mergers, acquisitions, joint ventures or otherwise. However, we have no specific agreements or commitments with respect to these transactions. Accordingly, our management will retain broad discretion as to the allocation of the net proceeds of this offering. We intend to invest the net proceeds of this offering in short-term, interest-bearing investment grade securities pending the above uses.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999 on an actual, pro forma and pro forma as adjusted basis. All share numbers give
effect to our      for      stock split which will occur prior to completion of
the offering.

    The Actual column reflects our capitalization as of December 31, 1999 on a historical basis, without any adjustments to reflect subsequent events or anticipated events.

    The Pro Forma column reflects conversion of our outstanding shares of preferred stock into 3,000,000 shares of our common stock upon completion of the offering.

    The Pro Forma As Adjusted column reflects our capitalization as of
December 31, 1999 with the receipt of the estimated net proceeds from our sale
of      shares of common stock at an assumed initial public offering price of
$     per share and the conversion of our outstanding shares of preferred stock into 3,000,000 shares of our common stock upon completion of the offering.

    None of the columns set forth below reflects the 3,022,666 shares reserved for issuance under our stock option plans, of which 2,817,584 shares were subject to outstanding options as of December 31, 1999.

    The table below should be read in conjunction with our balance sheet as of December 31, 1999 and the related notes, which are included at the end of this prospectus.

                                                        DECEMBER 31, 1999
                                              -------------------------------------
                                                                         PRO FORMA
                                                           PRO FORMA    AS ADJUSTED
                                               ACTUAL     (UNAUDITED)   (UNAUDITED)
                                              ---------   -----------   -----------
                                              (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Capital leases(1)...........................   $40,807      $40,807       $40,807
  Mandatorily redeemable preferred stock,
    $.001 par value:
    Authorized--3,000,000 shares
    Issued and outstanding
      3,000,000 shares, actual
      no shares, as adjusted................    14,824           --            --
Stockholders' equity (deficit):
  Common stock, $.001 par value:
    Authorized--50,000,000 shares
    Issued and outstanding
      12,193,897 shares, actual
      15,193,897 shares, pro forma..........        12           15
               shares, pro forma as adjusted
  Additional paid-in capital................    45,124       59,945
  Stockholder receivables...................       (35)         (35)
  Deferred compensation.....................   (30,585)     (30,585)
  Other comprehensive income................         2            2
  Deficit...................................   (12,126)     (12,126)
                                               -------      -------       -------
    Stockholders' equity....................     2,392       17,216
                                               -------      -------       -------
      Total capitalization..................   $58,023      $58,023
                                               =======      =======       =======

-------------------

(1) Includes current maturities.

                                    DILUTION

    Our pro forma net tangible book value as of December 31, 1999 was approximately $16.8 million or $1.11 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of common stock outstanding, assuming conversion of our outstanding preferred stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to
the sale of            shares of common stock offered by us at an assumed
initial public offering price of $     per share, and after deducting the
underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at December 31, 1999 would have been approximately
$     million or $     per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $     per share to existing
stockholders and an immediate dilution of $     per share to new investors
purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share.............             $
Pro forma net tangible book value per share before the
  offering..................................................  $   1.11
Increase per share attributable to new investors............
                                                              --------
Pro forma net tangible book value per share after the
  offering..................................................
                                                                         --------
Pro forma net tangible book value dilution per share to new
  investors.................................................             $
                                                                         ========

    The following table summarizes on a pro forma basis, after giving effect to this offering, as of December 31, 1999, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid (based upon an assumed initial public offering price of
$     per share and before deducting the underwriting discounts and commissions and our estimated offering expenses):

                                            SHARES PURCHASED       TOTAL CONSIDERATION
                                          ---------------------   ----------------------   AVERAGE PRICE
                                            NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                                          ----------   --------   -----------   --------   -------------
Existing stockholders...................  15,193,897          %   $27,062,946          %     $   1.78
New investors...........................
                                          ----------              -----------
Totals..................................                      %   $                    %
                                          ==========    ======    ===========    ======

    The preceding tables assume conversion of the preferred stock and no exercise of the underwriters' over-allotment option and exclude 3,022,666 shares of common stock reserved for issuance under our stock option plans, of which 2,817,584 were subject to outstanding options as of December 31, 1999 at a weighted average exercise price of $3.52 per share. To the extent these options are exercised, there will be further dilution to new investors. See "Management--Option Plans" and Notes 7 and 12 of the Notes to Consolidated Financial Statements.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

    You should read the selected consolidated financial information set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing at the end of this prospectus. The consolidated statement of operations data set forth below for the fiscal years ended December 31, 1997, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1999 have been derived from our audited consolidated financial statements appearing at the end of this prospectus. From inception until December 31, 1996, we generated an insignificant amount of revenue, as operations were limited and consisted primarily of start-up activities. The historical results are not necessarily indicative of results to be expected for any future period.

                                                                YEAR ENDED DECEMBER 31,
                                                       ------------------------------------------
                                                           1997           1998           1999
                                                       ------------   ------------   ------------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
  Revenue:
    Network services.................................  $        583   $      4,115   $     10,789
    Traditional telecom services.....................         1,176          7,295          2,685
                                                       ------------   ------------   ------------
      Total revenue..................................         1,759         11,410         13,474
                                                       ------------   ------------   ------------
  Operating expenses:
    Cost of network services.........................           458          5,789         11,285
    Cost of traditional telecom services.............           548          5,023          1,329
    Selling and marketing expenses...................           132            828          2,397
    General and administrative expenses..............           454          1,098          4,686
    Non-cash compensation charges....................            --             --          2,488
    Depreciation and amortization....................             9             88          1,346
                                                       ------------   ------------   ------------
      Total operating expenses.......................         1,601         12,826         23,531
                                                       ------------   ------------   ------------
  Income (loss) from operations......................           158         (1,416)       (10,057)
  Other income (expense).............................             1             20           (832)
                                                       ------------   ------------   ------------
  Income (loss) before provision for income taxes....           159         (1,396)       (10,889)
  Provision (benefit) for income taxes...............            70            (68)             1
                                                       ------------   ------------   ------------
  Net income (loss)..................................            89         (1,328)       (10,890)
                                                       ============   ============   ============
  Basic and diluted income (loss) per common share...  $       0.01   $      (0.16)  $      (1.05)
                                                       ============   ============   ============
  Weighted average number of common shares...........         7,250          8,412         10,392
                                                       ============   ============   ============
  Pro forma basic and diluted loss per common share
    (unaudited)......................................                                $      (1.01)
                                                                                     ============
  Weighted average number of common shares used to
    compute pro forma loss per common share
    (unaudited)......................................                                      10,803
                                                                                     ============

                                                              DECEMBER 31,
                                                                  1999
                                                              -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash........................................................    $ 15,948
Total assets................................................      64,291
Capital leases, net of current portion......................      38,669
Mandatorily redeemable preferred stock......................      14,824
Deficit.....................................................     (12,126)
Stockholders' equity........................................       2,392

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING AT THE END OF THIS PROSPECTUS. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. ACTUAL RESULTS AND THE TIMING OF EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF A NUMBER OF FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We operate a satellite-based broadband Internet network that delivers high-speed Internet services to international ISPs and other businesses in more than 80 countries. Our proprietary network design integrates the broadcast capabilities of satellites with Internet networking technologies to offer our international customers a scalable solution to the constraints of the public Internet infrastructure. Our global network's open technical architecture enables us to provide three categories of Internet services: global high-speed broadband connectivity to the Internet backbone, enhanced Internet services, such as Internet telephony, and Internet content distribution, such as newsfeeds and streaming media. From December 31, 1998 to December 31, 1999, we increased the number of our customers from 69 to 343 and as of February 15, 2000 we had 468 customers worldwide.

    We were incorporated in California in August 1995 under the name "Territorial Media, Inc." and we changed our name to "InterPacket Group, Inc." in June 1996. In November 1999, we reincorporated in the State of Delaware under the name "InterPacket Group, Inc." and changed our name to "InterPacket Networks, Inc." in February 2000. In 1997 and most of 1998, we generated most of our revenues through the sale of traditional telecom services, consisting of traditional switch-based telephony. At that time our primary customer was STAR Telecommunications, Inc., an international long distance company. In the third quarter of 1998, we began to focus our sales and marketing efforts on the delivery of broadband Internet services and began to offer our ESPRESSO connectivity product worldwide. While we continued to provide traditional telecom services in 1999, we have stopped actively soliciting customers for this area of our business and, over time, we have allowed that particular customer base to gradually decline. For the year ending December 31, 2000 and beyond, we do not anticipate generating any meaningful revenue from traditional telecom services.

    REVENUE

    We have derived revenue from two sources, the sale of high performance Internet-based network services, including connectivity and multi-point newsfeeds, and the sale of traditional telecom services. Revenue from network services is derived from monthly fees payable by international ISPs for the delivery of services. The amount of these fees varies, depending on the level of bandwidth contracted for our customers and the nature of the other Internet services that we deliver to them. Our international ISP customers are billed for connectivity services and those fees are generally collected on a monthly basis, in advance. Revenue is recognized in the month that our network services are provided. Our ESPRESSO VOICE services will be billed to the customer monthly, based on minutes of use, after the month of usage with revenue recognized at the time of usage. To date, we have not been subject to any material currency or collection risk from our network services business, as most of our customers are billed in U.S. dollars prior to the delivery of services. Our risk of collection will increase in future periods to the extent we increase revenue from international telephony services, as these services are billed after delivery based on minutes of use. We also believe that our currency risk will increase if we begin to accept payment for our network services in foreign currencies. In 1999, we derived a significant majority of our revenue through the sale of network services and in 2000, we anticipate that substantially all of our revenue will be derived from this business area.

    In 1997 and 1998, we derived a majority of our revenue from the sale of traditional telecom services transmitted over a traditional switched-based network. Traditional telecom services are billed on a monthly basis after the month of usage based on minutes carried over our network. Revenue is recognized at the time of customer usage. In current periods, we have greatly reduced the delivery of traditional telecom services and expect revenue from such services to decline significantly in future periods. We also intend to provide all of our future telephony services over our network and the Internet, via our ESPRESSO VOICE service.

    COST OF NETWORK SERVICES

    Our cost of network services consists primarily of leasing costs attributable to satellite transponder space, teleports, equipment, expenses attributable to leased fiber optic cable lines and Internet backbone interconnection costs. The life of our satellite transponder space leases accounted for in cost of network services ranges from one to five years and is typically less than one year for our fiber optic cable lines. We anticipate an increase in network services expenses in future periods as we expand our Internet services.

    COST OF TRADITIONAL TELECOM SERVICES

    Cost of traditional telecom services consists primarily of the rate-per-minute charges of the telecommunications vendors that terminate our switch-based telephone traffic for us. We do not anticipate incurring any meaningful traditional telecom services expenses for the year ending
December 31, 2000 and beyond, as we convert our remaining switch-based telecom business to ESPRESSO VOICE.

    SELLING AND MARKETING EXPENSES

    Selling and marketing expenses consist of salaries, commissions and related expenses for personnel engaged primarily in sales, marketing, customer service, professional service expenses and travel and trade show expenses. We anticipate that selling and marketing expenses will increase in future periods, both in absolute dollars and as a percentage of revenues, as we add sales staff and increase our presence internationally through, among other things, the establishment of sales offices abroad.

    GENERAL AND ADMINISTRATIVE EXPENSES

    General and administrative expenses consist of salaries and related expenses for executive, administrative and operational personnel and other general corporate expenses. We expect general and administrative expenses to increase, both in absolute dollars and as a percentage of revenues, in future periods as we expand our executive and support staff and incur additional costs relative to the growth of our business.

    NON-CASH COMPENSATION CHARGES

    Non-cash compensation charges consist of the amortization of deferred stock compensation resulting from the grant of stock options or purchase of shares of stock at exercise or sale prices subsequently deemed to be less than the fair value of the common stock on the grant date as well as charges relating to the accelerated vesting of stock options. This amount is included as a reduction of stockholders' equity and is amortized ratably over the vesting period of the individual options, generally three years. In 1999, the non-cash compensation charge was $2.5 million and we expect it to be $10.4 million in each of 2000 and 2001 and $9.8 million in 2002, based on options issued prior to December 31, 1999.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization is generated primarily from our leased satellite transponders, high speed routers and other equipment and peripherals necessary to provide our customers with our network services. With a portion of the proceeds of this offering we intend to purchase indefeasible rights of use on transoceanic fiber optic cable systems. We also intend to enter into additional long-term leases for satellite transponder space and we will account for these leases as capital items. Thus, we expect depreciation to increase significantly, both in absolute dollars and as a percentage of revenue, in future periods.

    OTHER INCOME (EXPENSE)

    Other income consists of earnings on our cash and cash equivalents. Other expense consists primarily of interest expense on our capitalized satellite transponder space leases. We anticipate that our interest expense will continue to increase as we lease additional satellite transponder space.

    We intend to continue investment in our network and personnel to support the growth and expansion of our business, and we do not expect to be profitable in the foreseeable future.

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations data as a percentage of revenue for the periods indicated. This information should be read in conjunction with the consolidated financial statements and notes included elsewhere in this prospectus.

                                                              YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
                                                          1997          1998          1999
                                                        --------      --------      --------
Revenue:
  Network services....................................      33%           36%           80%
  Traditional telecom services........................      67            64            20
                                                          ----         -----         -----
    Total revenue.....................................     100%          100%          100%
Operating expenses:
  Cost of network services............................      26            51            84
  Cost of traditional telecom services................      31            44            10
  Selling and marketing expenses......................       8             7            18
  General and administrative expenses.................      26            10            35
  Non-cash compensation charges.......................      --            --            18
  Depreciation and amortization.......................       1             1            10
    Total operating expenses..........................      91           112           175
  Income (loss) from operations.......................       9           (12)          (75)
Other income (expense)................................      --            --            (6)
Income (loss) before provision for income taxes.......       9           (12)          (81)
Provision (benefit) for income taxes..................       4             1            --
Net income (loss).....................................       5%          (12)%         (81)%

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE

    Network services revenue increased 162% from $4.1 million in 1998 to $10.8 million in 1999. Revenue from traditional telecom services decreased 63% from $7.3 million in 1998 to $2.7 million in 1999. Our network services revenue increased due to growth in the number of new ISP customers, as well as an increase in sales to existing ISP customers as a result of bandwith upgrades. Revenue from the sale of traditional telecom services declined as we began to de-emphasize traditional switch-based telephone services and focus our sales efforts almost entirely on network services. In 2000 and beyond, we do not anticipate the generation of meaningful revenue from traditional telecom services.

    OPERATING EXPENSES

    COST OF NETWORK SERVICES.  Cost of network services increased 95% from
$5.8 million in 1998 to $11.3 million in 1999 but decreased as a percentage network services revenue from 141% in 1998 to 105% in 1999. This absolute increase was due to investments in our network infrastructure, particularly increased satellite transponder space and fiber optic capacity, to support current and anticipated future growth in revenue. We expect our cost of network services to continue to grow, as we plan to aggressively pursue the expansion of our Internet services to new customers and markets.

    COST OF TRADITIONAL TELECOM SERVICES. Cost of traditional telecom services decreased 74% from $5.0 million in 1998 to $1.3 million in 1999 and decreased as a percentage of traditional telecom services revenue from 69% in 1998 to 49% in 1999. The absolute reduction in expenses was a result of deemphasizing traditional telecom services.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 189% from $828,000 in 1998 to $2.4 million in 1999. As a percentage of revenues, selling and marketing expenses increased from 7% to 18% period to period. These expenses increased primarily as a result of increased staffing levels in all areas of the company, and increased sales and marketing efforts to grow our network services.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 327% from $1.1 million in 1998 to $4.7 million in 1999. As a percentage of revenues, general and administrative expenses increased from 10% to 35% period to period, primarily due to our increase in staff and additional facility costs.

    NON-CASH COMPENSATION CHARGE.  Non-cash compensation charge was
$2.5 million in 1999. We did not have a non-cash compensation charge in 1998. The remaining deferred compensation of $30.6 million will be amortized ratably over the vesting period of the individual options generally three years.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 1,438% from $88,000 in 1998 to $1.3 million in 1999. This increase was primarily due to the depreciation of equipment needed to accommodate our growing customer base including capital leases for satellite transponder space. We expect depreciation to increase in absolute dollars and as a percentage of revenues as we further develop and expand our network by acquiring transoceanic fiber optic cable lines and enter into long term leases for satellite transponder space that we intend to account for as capital items.

    OTHER INCOME (EXPENSE). Other income (expense) decreased from net other income of $20,000 in 1998 to a net other expense of $832,000 in 1999. This increase in net expense was primarily due to an increase in interest expense of $943,000 relating to increased acquisitions of capital assets, partially offset by an increase in interest income of $183,000.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUE

    Revenue from network services increased 606% from $583,000 in 1997 to $4.1 million in 1998. Revenue from traditional telecom services increased 520% from $1.2 million in 1997 to $7.3 million in 1998. Revenue from network services increased primarily due to growth in the number of new international ISP customers. Revenue from traditional telecom services grew due to the addition of new international destinations during the latter part of 1997 and throughout 1998.

    OPERATING EXPENSES

    COST OF NETWORK SERVICES. Cost of network services increased 1,164% from $458,000 in 1997, to $5.8 million in 1998. This increase was due to investments in our network infrastructure to support current and anticipated future growth in network services revenue.

    COST OF TRADITIONAL TELECOM SERVICES. Cost of traditional telecom services increased 817% from $548,000 in 1997 to $5.0 million in 1998. This increase was due primarily to our purchasing telecom services from third parties to enable us to offer telecom services to specific high volume international destinations through the latter part of 1997 and through the first three quarters of 1998.

    SELLING AND MARKETING EXPENSES. Selling and marketing expenses increased 529% from $132,000 in 1997 to $828,000 in 1998. As a percentage of revenue, selling and marketing expenses remained relatively constant at approximately 7% of revenue from period to period. These expenses increased primarily as a result of increased staffing levels in all areas and increased sales and marketing efforts coinciding with the growth of our network services.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 142% from $454,000 in 1997 to $1.1 million in 1998, primarily as a result of increased staffing levels in all areas of the company coinciding with the growth in revenues. As a percentage of revenue, general and administrative expenses decreased from 26% in 1997 to 10% in 1998.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 833% from $9,000 in 1997 to $88,000 in 1998. This increase is primarily due to the depreciation of equipment needed to accommodate the increase in our growing customer base for network services.

    OTHER INCOME (EXPENSE). Net other income increased $19,000 from a net other income of approximately $1,000 in 1997 to $20,000 in 1998. The increase is primarily due to a $22,000 increase in interest income from investing funds raised from private placements of common stock.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth unaudited quarterly statement of operations data for the eight quarters ended December 31, 1999. This unaudited quarterly information has been derived from our unaudited financial statements and, in the opinion of our management, includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information for the periods covered. The quarterly data should be read in conjunction with our consolidated financial statements and related notes. The operating results for any quarter are not necessarily indicative of the operating results for any future period.

                                                                          QUARTER ENDED
                                     ---------------------------------------------------------------------------------------
                                     MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                       1998       1998       1998        1998       1999       1999       1999        1999
                                     --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                    (UNAUDITED, IN THOUSANDS)
Revenue:
  Network services.................   $  508     $  690     $1,404     $ 1,513    $ 1,916    $ 2,149     $ 2,997    $ 3,727
  Traditional telecom services.....      484      1,288      3,479       2,044      1,160        752         513        260
                                      ------     ------     ------     -------    -------    -------     -------    -------
    Total revenue..................      992      1,978      4,883       3,557      3,076      2,901       3,510      3,987
                                      ------     ------     ------     -------    -------    -------     -------    -------

Operating expenses:
  Cost of network services.........      564      1,005      1,803       2,417      2,456      2,800       2,792      3,237
  Cost of traditional telecom
    services.......................      341        833      2,138       1,711        900        204          72        153
  Selling and marketing expenses...       93        149        305         281        357        486         606        948
  General and administrative
    expenses.......................      143        235        255         465        511        641       1,535      1,999
  Non-cash compensation charges....       --         --         --          --         --        145         171      2,172
  Depreciation and amortization....        6         16         27          39         44         68         351        883
                                      ------     ------     ------     -------    -------    -------     -------    -------
    Total operating expenses.......    1,147      2,238      4,528       4,913      4,268      4,344       5,527      9,392
                                      ------     ------     ------     -------    -------    -------     -------    -------

Income (loss) from operations......     (155)      (260)       355      (1,356)    (1,192)    (1,443)     (2,017)    (5,405)
Other income (expense).............        5          5          3           7          8         26        (250)      (617)
Provision (benefit) for income
  taxes............................      (60)        (8)        51         (51)        --         --          --         --
                                      ------     ------     ------     -------    -------    -------     -------    -------
Net income (loss)..................   $  (90)    $ (247)    $  307     $(1,298)   $(1,184)   $(1,417)    $(2,267)   $(6,022)
                                      ======     ======     ======     =======    =======    =======     =======    =======

    The following table sets forth certain selected items from our unaudited quarterly statements of operations as a percentage of revenue for the quarters indicated:

                                                                           QUARTER ENDED
                                      ---------------------------------------------------------------------------------------
                                      MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                        1998       1998       1998        1998       1999       1999       1999        1999
                                      --------   --------   ---------   --------   --------   --------   ---------   --------
                                                                            (UNAUDITED)
Revenue:
  Network services..................     51%        35%         29%        43%         62%        74%        85%         93%
  Traditional telecom services......     49         65          71         57          38         26         15           7
                                        ---        ---         ---        ---        ----       ----       ----        ----
    Total revenue...................    100%       100%        100%       100%        100%       100%       100%        100%

Operating expenses:
  Cost of network services..........     57         51          37         68          80         97         80          81
  Cost of traditional telecom
    services........................     34         42          44         48          29          7          2           4
  Selling and marketing expenses....      9          8           6          8          12         17         17          24
  General and administrative
    expenses........................     14         12           5         13          17         22         44          50
  Non-cash compensation charge......     --         --          --         --          --          5          5          54
  Depreciation and amortization.....      1          1           1          1           1          2         10          22
    Total operating expenses........    116        113          93        138         139        150        157         236

Income (loss) from operations.......    (16)       (13)          7        (38)        (39)       (50)       (57)       (136)
Other income (expense)..............      1          0           0          0           0          1         (7)        (15)
Provision (benefit) for income
  taxes.............................     (6)         0           1         (1)          0          0          0           0
Net income (loss)...................     (9)%      (12)%         6%       (36)%       (38)%      (49)%      (65)%      (151)%

LIQUIDITY AND CAPITAL RESOURCES

    Since inception, we have financed our operations primarily through private sales of common stock and preferred stock, which through December 31, 1999, totaled approximately $26.8 million. Net cash provided by financing activities was $25.4 million in 1999, and $255,000 in 1998. Net cash provided by financing activities in 1999 resulted primarily from the sale of $4.5 million of our common stock through our private placements in April and $6.7 million in September and from the sale of $14.8 million of our preferred stock through our private placement in November. Net cash provided by financing activities in 1998 consisted primarily of proceeds from the sale of common stock to individual investors of $250,000.

    Net cash used in operating activities was approximately $6.9 million in 1999, compared to cash provided by operations of $438,000 in 1998. Net cash used in operating activities in 1999 resulted primarily from the net operating loss.

    Net cash used in investing activities was $2.6 million in 1999, and $691,000 in 1998. Net cash used in investing activities for each of these periods resulted primarily from purchases of property and equipment.

    As of December 31, 1999 we had $15.9 million of cash. As of that date, our principal commitments consisted of obligations outstanding under capital and operating leases for satellite transponder space and related facilities, for which we have contractual commitments of $18.0 million for the next 12 months. We anticipate a substantial increase in our lease commitments and our cash needs, consistent with the anticipated growth in operations and infrastructure, including additional satellite transponder space and the acquisition of fiber optic cable capacity.

    We also entered into additional capital leases, consistent with the planned expansion of our network infrastructure requiring $569,000 over the next year and approximately $56.5 million through 2013. We anticipate that we will continue to experience significant growth in our operating expenses for the foreseeable future and that our operating expenses will be a material use of our cash resources. Also, we anticipate substantial expenditures and use of cash resources in our efforts to expand our international ISP customer base.

    We currently anticipate that the net proceeds of this offering, together with funds on hand, will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least the next 12 months. Alternatively, if we are delayed or are not successful in raising funds in the offering, we may have to take certain steps, such as delaying the acceptance of services under our fixed fee contracts or renegotiating certain long-term contracted obligations, to reduce our regular capital needs. We will also have to seek capital in the private marketplace, which, if available at all, may be at lower valuations than would be available in the public market. We may also need to raise additional funds prior to the expiration of such period if, for example, we pursue acquisitions or experience operating losses that exceed our current expectations. In any event, we cannot be certain that additional financing will be available to use on favorable terms when required, or at all.

YEAR 2000 READINESS DISCLOSURE

    We have designed our network and our services for use in the year 2000 and beyond. As of February 15, 2000, we had not experienced any significant issues as a result of year 2000 problems and do not anticipate incurring material incremental costs in future periods due to such issues. Many of our customers are relatively small and located in lesser-developed countries, rely on aging telecommunications infrastructures for a link to the Internet backbone and may not have conducted a year 2000 compliance review. Although most year 2000 problems should have become evident on January 1, 2000, additional year 2000-related problems may become evident only after that date. For example, some software programs may have difficulty resolving the so-called "century leap year" algorithm which will also occur during the year 2000. We do not have any specific contingency plans for any year 2000 problems that may arise in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We provide services primarily to customers located outside of the U.S. Thus, our financial results could be impacted by foreign currency exchange rates and market conditions abroad. As all of our services are paid for in U.S. dollars, a strong dollar could make the cost of our services more expensive than the services of non-U.S. based providers in foreign markets. We have not used derivative instruments to hedge our foreign exchange risks though we may choose to do so in the future. Our interest income is sensitive to changes in U.S. interest rates but we do not believe that we are subject to any material market risk exposure.

                                    BUSINESS

OVERVIEW

    We operate a satellite-based broadband Internet network that delivers high-speed Internet services to international ISPs and other businesses in more than 80 countries. Our proprietary network design integrates the broadcast capabilities of satellites with Internet networking technologies to offer our international customers a scalable solution to the constraints of the public Internet infrastructure. Our global network's open technical architecture enables us to provide three categories of Internet services: global high-speed broadband connectivity to the Internet backbone, enhanced Internet services, such as Internet telephony, and Internet content distribution, such as newsfeeds and streaming media. From December 31, 1998 to December 31, 1999, we increased the number of our customers from 69 to 343 and as of February 15, 2000 we had 468 customers worldwide.

INDUSTRY BACKGROUND

    THE EXPANSION OF THE INTERNET

    Strain on the worldwide Internet infrastructure is increasing, especially outside the U.S., as the number of Internet users grows and as their bandwidth needs expand. Connectivity provides access to the Internet and, once established, avails Internet users of a variety of services, including Web site browsing, content downloading, personal and business messaging, e-commerce, VoIP and streaming audio and video broadcasting. eStats estimates that the number of active Internet users worldwide will grow from approximately 95 million in 1998, of which approximately 50% resided outside of the U.S., to approximately
282 million by the end of 2002, of which approximately 69% will reside outside of the U.S. Once online, users quickly become more selective, demanding faster, more reliable access, a broad choice of Internet-based services from their ISPs and richer, more interactive Web sites. Despite an anticipated expansion in the number of Internet users worldwide, advances in the global telecommunications infrastructure and the public Internet have failed to keep pace with user demand. When connecting to and navigating the Internet, international ISPs and their subscribers suffer numerous problems caused by limited access to the Internet backbone, poor telecommunications infrastructure and low bandwidth availability. These difficulties are likely to increase as demand grows for rich Internet content, such as streaming audio and video.

    The table below sets forth the estimated worldwide growth in active Internet users from 1998 to 2002 on a region-by-region basis based on eStats estimates:

              ESTIMATED WORLDWIDE GROWTH OF ACTIVE INTERNET USERS
                                  1998 - 2002
                             (IN MILLIONS OF USERS)

                                                                1998                  2002
                                                         -------------------   -------------------
REGION                                                    TOTAL        %        TOTAL        %       CAGR (1)
------                                                   --------   --------    -----     --------   --------
Europe.................................................    24.6       25.8%      84.3       29.9%      36.1%

Asia and Pacific Rim...................................    14.1       14.8       60.7       21.5       44.0

Latin America (includes Mexico)........................     1.6        1.7       26.6        9.4      101.9

Africa and Middle East.................................     1.2        1.2       12.3        4.4       78.9

North America (U.S. and Canada only)...................    53.9       56.5       98.1       34.8       16.2
                                                          -----      -----      -----      -----      -----

  Total................................................    95.4      100.0%     282.0      100.0%      31.1%

-------------------

(1) Compounded Annual Growth Rate from 1998-2002

    GLOBAL INFRASTRUCTURE CHALLENGES

    The Internet relies on the global telecommunications infrastructure to deliver an increasing variety of business applications and media. At the same time, the swift growth of the Internet outside the U.S. and Europe is constrained by the inadequacy of that infrastructure. In many parts of the world, fiber-based Internet service is unavailable and other terrestrial connections may be unreliable or in short supply due to the quality and availability of local PTT facilities. For many of our customers, PTTs are their sole source of telecommunications services. ISPs in many international markets must overcome bottlenecks such as limited access to the Internet backbone, poor network architecture and telecommunications infrastructure and a relative lack of bandwidth provisioning from the local telecommunications provider. Network performance may also be adversely affected by the inherent asymmetry of Web traffic, where most of the bandwidth required is for the receipt of Web pages from the Internet by the user. Network performance may be further diminished by the necessity of routing data across multiple hops, or links, through multiple networks. These shortcomings can severely impact the network performance of an ISP and the quality of service that it provides to its subscribers.

    Even in the U.S. and Europe, where broadband connectivity is more widely available than in the rest of the world, the public Internet infrastructure nevertheless requires multiple hops between routers to get from one point to another reducing the quality and efficiency of the network. The Internet's current infrastructure is poorly designed to efficiently transmit to other countries increasingly bandwidth-intensive Internet content, such as broadcast-style programming, streaming media, large graphics and animation. Web site owners, traditional entertainment and media companies, Internet media companies and creators of new online applications are making greater demands on the public Internet infrastructure with the transmission of graphics, high-definition images, video and audio streaming, animation and software downloads.

    Companies that aggregate Internet content and store it in servers close to end users, or edge servers, provide only part of the solution to the public Internet limitations. Content distributors and aggregators need a means to deliver data to their servers in an efficient manner. Repeatedly sending individual point-to-point transmissions to thousands of servers around the world is a costly and inefficient use of bandwidth and has the potential to significantly increase Internet infrastructure congestion.

    FACILITATING THE CONTINUED GROWTH OF THE INTERNET

    A number of Internet companies have attempted to address the international architectural limitations of the Internet and the demand for bandwidth-intensive Internet content. Caching, or the frequent storage of commonly accessed Internet data and images in a server closer to the end user, offers a hardware and software solution to reduce transmission costs and delays. Outsourced Web server management by content hosting companies enables Web sites to increase server reliability by establishing servers on multiple points on the Internet. Terrestrial broadband services are being advanced by traditional telecommunications companies and Internet backbone providers in an effort to address the last mile limitation for Internet users.

    Ultimately, none of these solutions sufficiently address the inherent infrastructure limitations abroad. Caching requires expensive hardware and software and does not address the need of Web site owners to continually deliver their high performance Internet content reliably across the many interconnecting networks that comprise the Internet. Web hosting is not designed to avoid transmission disruption difficulties encountered as data and content traverse the public Internet to the end user. Last mile solutions must rely on terrestrial network connections and do not avoid congestion or degradation of quality that arise as transmissions pass through various infrastructure intersections across the Internet.

    Conversely, satellites deliver Internet services and broadcast content in a simultaneous point-to-multipoint manner to locations throughout the world. Satellite-based networks overlay the public Internet around the world, reducing hops, which avoids bottlenecks, improves broadcast quality, lowers distribution costs and expands the availability of content to Internet users worldwide. When comprehensively managed in a network that intelligently integrates satellite and Internet protocol technologies, satellites are able to reach remote places inadequately served by local telecommunications infrastructures and can make broadband connectivity and the resulting flow of e-commerce, rich content, and broadcast programming globally available.

THE INTERPACKET SOLUTION

    Our broadband satellite-based Internet network overlays the public Internet around the world and offers solutions to many of the current global Internet infrastructure limitations. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located teleports, or earth-based satellite transmission stations, and allows for the rapid delivery of broadband Internet connectivity worldwide. ESPRESSO, and ESPRESSO BIZKIT, our branded satellite-based Internet connectivity services, supplement or bypass local and international telecommunications connections, enabling our ISP customers to deliver a more reliable, higher quality of Internet service to their subscribers. Our enhanced Internet services, including ESPRESSO VOICE, our Internet telephony service, are complementary to the broadband access we provide to our international ISP customers and create additional revenue opportunities.

    The broadcast capabilities of our satellite network also create an efficient, reliable means for Internet content aggregators to multicast, or transmit, bandwidth-intensive forms of rich, Web-based content simultaneously to multiple locations around the world. We currently broadcast ESPRESSO NEWS, our aggregated newsfeed, and we recently entered into an agreement with iBEAM to deliver streaming content around the world.

    Our satellite-based Internet network and services feature:

    SCALABLE, PROPRIETARY AND GLOBAL NETWORK DESIGN. Our network incorporates a proprietary design to integrate the broadcast capabilities of satellites with Internet networking technologies to connect our international ISP customers to the Internet backbone. Our network currently incorporates nine geostationary satellites, uplinked from six strategically located teleports, which enable the transmission of data from terrestrial to satellite-based networks. The design of our network is scalable, allowing us to rapidly and cost-effectively add satellite and fiber optic cable capacity in response to our customers' Internet needs.

    HIGH QUALITY, BRANDED SERVICE. ESPRESSO, our primary Internet connectivity service, provides a high quality, direct connection to the Internet backbone. ESPRESSO supplements or bypasses the Internet connections available to international ISPs from their local telecommunications providers. This reduces reliance on local Internet infrastructure and enables our ISP customers to deliver more reliable, higher quality Internet services to their subscribers. We believe ESPRESSO is a well known brand name in the international ISP marketplace.

    RAPID PROVISIONING. The simplex, or receive only, format of ESPRESSO allows us to activate our new customers quickly and helps our customers avoid the costs and delays of acquiring transmission facilities and regulatory approvals. Our network and our customer service group deliver rapid provisioning of initial Internet connectivity and subsequent bandwidth upgrades to our customers. This system allows our ISP customers to avoid making the significant capital investments necessary to establish and maintain fixed levels of bandwidth. Thus, our ISP customers are afforded a cost-effective, pay-as-they-grow means to increase the level of access and Internet services that they offer to their subscribers.

    ENHANCED INTERNET SERVICES. The broadband capacity of our network facilitates the delivery of complementary Internet-based services to our ISP customers. ESPRESSO VOICE enables our customers to route phone-to-phone calls over our network in a cost-effective manner. Our ESPRESSO BIZKIT service provides a direct-to-business Internet service through our ISP customers and eliminates last mile connectivity issues for their business customers. We recently initiated a managed co-location service with the introduction of ESPRESSO COLO, contracting with Exodus Communications, Inc. and AboveNet Communications, Inc., to deliver Web-hosting services to our ISP customers.

    MULTICASTING CONTENT DELIVERY. The point-to-multipoint broadcast capabilities of our satellite-based Internet network creates an efficient, reliable means for Internet content aggregators to transmit streaming forms of Web-based content simultaneously to multiple locations across the globe. Our network is designed to enable content aggregators and distributors to deliver streaming audio and video content distributors to Internet users worldwide. We recently began multicasting ESPRESSO NEWS, our aggregated newsfeed, to customers in Western Europe, including the United Kingdom.

    CUSTOMER-FOCUSED NETWORK MANAGEMENT AND SUPPORT. Our experienced network management team is able to customize sophisticated Internet solutions to meet the needs of growing international ISPs. We are able to proactively manage operations and solutions and can help our customers operate more efficiently in an ever-changing Internet marketplace. Our network operations centers in Santa Monica and London allow our technical staff to actively monitor the status and performance of our network and customers on a 24 hour, seven day a week basis.

OUR STRATEGY

    Our goal is to become the leading provider of global satellite Internet connectivity and services by building the world's largest, premier quality and cost-efficient satellite network. We also intend to capitalize on our proprietary network design, our network's broadband capabilities, and the global reach of our satellite coverage to offer content delivery to Internet content aggregators. To achieve this goal we intend to:

    INCREASE OUR GLOBAL CUSTOMER BASE. We had 468 customers worldwide as of February 15, 2000. We intend to increase our customer base by growing our sales force and aggressively marketing our Internet services through a variety of marketing activities, such as direct marketing and participation at trade shows. We believe that heightened recognition of our ESPRESSO brand and the high quality of our Internet services among ISPs internationally will continue to facilitate additional growth among new international ISP customers and establish us as the leading provider of global satellite Internet connectivity, enhanced Internet service and content multicasting.

    CAPITALIZE ON OUR EARLY ENTRANT STATUS. We have aggressively deployed our network in over 80 countries and have developed an international reputation for providing high quality Internet connectivity and related services abroad using our satellite overlay network. Our multilingual international sales and marketing force of 36 individuals leverages our experience as one of the first providers of satellite-based Internet services internationally and helps us enter new countries and develop new business relationships. We intend to continue to capitalize upon our reputation and experience as a leading provider of satellite-based Internet services to the international ISP community.

    BROADEN OUR INTERNET SERVICE OFFERINGS. We intend to continue to develop additional Internet services and solutions that provide revenue-generating opportunities. We plan to introduce caching, Internet applications delivery and virtual private network services later this year. As the demand for additional Internet services by our customers increases, their needs can be satisfied by our network. We intend to continue to develop services that provide our ISP customers with cost savings and with the Internet services they need to satisfy the demands of their Internet users. The expansion of our Internet services also serves to maintain the loyalty of our customers.

    PROVIDE TURNKEY SOLUTIONS TO THE EMERGING INTERNET CONTENT INDUSTRY. We intend to capitalize on the many advantages of our Internet network to become a leading global supplier of managed satellite network services to the emerging content aggregator industry. Our network serves as an overlay to the public Internet around the world, offering content providers, distributors and aggregators a turnkey solution to the many distribution difficulties caused by the congestion and inadequate bandwidth capacities of the international Internet infrastructure. We hope to exploit this advantage and offer our current and future content aggregator customers an efficient and cost-effective means to broadcast their Internet products to ISPs, businesses and other users around the world.

    EXPAND OUR NETWORK INFRASTRUCTURE. We believe the increasing worldwide need for Internet connectivity, services and rich content on demand will lead to a greater need for our network. We intend to support and continue to assure the quality and availability of our service with the acquisition of additional satellite and fiber optic cable capacity. We will continue to pursue a strategy of connecting to U.S. Internet backbone operators, regional satellite owners abroad and operators of Internet exchange points to add regional and intraregional links and make our Internet network more globally pervasive. We believe that the sophistication of our satellite-based Internet network will provide us a competitive advantage as the global Internet infrastructure expands and evolves.

    DEVELOP OUR STRATEGIC AND BUSINESS RELATIONSHIPS. We have entered into a strategic relationship with iBEAM, which will enable us to derive revenue from the emerging content distribution industry. We intend to pursue additional strategic and business relationships to accelerate market acceptance of our services and increase our global brand recognition. We believe that these relationships will facilitate our efforts to become the world's premier satellite-based Internet network.

INTERPACKET SERVICES

    CONNECTIVITY

    ESPRESSO. Our ESPRESSO connectivity service allows international ISPs to use our global network of interconnected geostationary satellites and fiber optic cable facilities to download content from the Internet at any time at speeds ranging from 64 kilobits per second to 45 megabits per second. ESPRESSO'S simplex, or receive-only, format offers advantages over more traditional leased line connections, which are typically unable to accommodate asymmetrical bandwidth requirements of the Internet. An international ISP may link to our network and receive ESPRESSO service with the customer's existing Internet links, regardless of the provider of those links. While we also offer duplex service, or two-way transmission, our customers typically choose the simplex format of ESPRESSO as it does not require transmission equipment and may be activated quickly. Transmission equipment is more expensive than receive-only equipment and typically requires a local transmission license, which can often be time-consuming and costly to obtain.

    We assign every ESPRESSO customer a committed information rate, or guaranteed transmission throughput, according to their capacity needs and budget. The committed information rate acts as our guarantee that the customer will be able to access the U.S. Internet backbone at that data rate on a 24 hour a day, seven day a week basis. The monthly cost of an ESPRESSO link varies from approximately $1,000 for a low-speed simplex link, ranging from 64 to 256 Kbps, to $200,000 or more for a dedicated 45 Mbps simplex link or a high-speed duplex link, though prices vary considerably from continent to continent based on facility costs, the particular satellite that we use and the competition within the local market. The customer equipment for ESPRESSO, which primarily includes a receive-only satellite dish, costs approximately $3,500 and can be installed and operational within several hours.

    Most existing terrestrial networks normally require a number of hops to reach the Internet backbone, which increases latency, or delay, and potential data loss and lowers the quality of service. ESPRESSO is a direct connection to the Internet backbone, with only a single hop between the Internet backbone and our ISP customer. Our technical ability to provide guaranteed bandwidth and the ability to configure the connection for any desired degree of asymmetry are attractive features of our ESPRESSO service that are not generally available from traditional telecommunications service providers.

    [Graphic showing terrestrial hops to the Internet with satellite uplink and ESPRESSO simplex downlink transmission]

    ESPRESSO BIZKIT. We currently partner with over 40 of our ISP customers who market our ESPRESSO BIZKIT application to their business customers seeking significant download capacity. ESPRESSO BIZKIT is a high-speed receive-only satellite service that allows the business subscriber to download data directly from the Internet backbone via our network, eliminating connectivity and latency issues in the last mile of terrestrial land lines. We believe that our ESPRESSO BIZKIT application is an opportunity to expand our customer base to the international corporate user market.

                           INTERPACKET NETWORKS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                    CONTENTS

Report of Independent Public Accountants....................    F-2

Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................    F-3

Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................    F-5

Consolidated Statements of Stockholders' Equity (Deficit)
  and Comprehensive Income for the years ended December 31,
  1997, 1998 and 1999.......................................    F-6

Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................    F-7

Notes to Consolidated Financial Statements..................    F-8

    After the stock split discussed in Note 12 to InterPacket Networks, Inc.'s consolidated financial statements is effective, we expect to be in a position to render the following audit report.

ARTHUR ANDERSEN LLP
Los Angeles, California
February 11, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To InterPacket Networks, Inc.:

    We have audited the accompanying consolidated balance sheets of InterPacket Networks, Inc. (a Delaware corporation) and subsidiary as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and comprehensive income and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of InterPacket Networks, Inc. and subsidiary as of December 31, 1998 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                                     ASSETS

                                                                                      PRO-FORMA
                                                                                     (SEE NOTE 8)
                                                             1998         1999           1999
                                                          ----------   -----------   ------------
                                                                                     (UNAUDITED)
Current Assets:
  Cash..................................................  $    1,855   $15,948,294   $15,948,294
  Accounts receivable, net of allowance of
    $16,600 and $140,200 at December 31, 1998
    and 1999, respectively..............................     369,742     1,333,914     1,333,914
  Accounts receivable from related parties,
    net of allowance of $63,400 at
    December 31, 1998...................................   1,308,844       206,274       206,274
  Inventory.............................................     161,047     1,063,090     1,063,090
  Advances to stockholder and employees.................      42,280        68,485        68,485
  Deposits..............................................     116,778         5,000         5,000
  Prepaid expenses and other assets.....................      64,263       161,396       161,396
                                                          ----------   -----------   -----------
        Total current assets............................   2,064,809    18,786,453    18,786,453
                                                          ----------   -----------   -----------
Property and Equipment:
  Operating equipment...................................     681,462     2,319,687     2,319,687
  Computer equipment....................................      90,367       442,726       442,726
  Furniture and fixtures................................       9,124        76,836        76,836
  Equipment under capital leases........................          --    41,456,658    41,456,658
                                                          ----------   -----------   -----------
                                                             780,953    44,295,907    44,295,907
  Less--Accumulated depreciation........................     (98,929)   (1,422,989)   (1,422,989)
                                                          ----------   -----------   -----------
                                                             682,024    42,872,918    42,872,918
                                                          ----------   -----------   -----------

  Deposits..............................................     330,378     1,570,457     1,570,457
  Deposits to related parties...........................          --        26,344        26,344
  Intangible assets, net of amortization of $22,433.....          --       426,228       426,228
  Other assets..........................................          --       608,179       608,179
                                                          ----------   -----------   -----------
        Total assets....................................  $3,077,211   $64,290,579   $64,290,579
                                                          ==========   ===========   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1998 AND 1999

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                                          PRO-FORMA
                                                                                         (SEE NOTE 8)
                                                                 1998         1999           1999
                                                              ----------   -----------   ------------
                                                                                         (UNAUDITED)
Current Liabilities:
  Bank overdraft............................................  $  373,213   $        --   $        --
  Accounts payable..........................................   1,172,434     1,773,932     1,773,932
  Accrued expenses..........................................     931,807     1,804,938     1,804,938
  Accounts payable and accrued expenses from related
    parties.................................................     288,749        54,938        54,938
  Deferred revenue..........................................     681,671     1,831,711     1,831,711
  Current portion of capital leases.........................          --     2,138,068     2,138,068
  Customer deposits.........................................     352,657       751,835       751,835
  Deposits from related party...............................     181,970        49,756        49,756
                                                              ----------   -----------   -----------
        Total current liabilities...........................   3,982,501     8,405,178     8,405,178
                                                              ----------   -----------   -----------
Capital Leases, net of Current Portion......................          --    38,669,292    38,669,292
                                                              ----------   -----------   -----------
Mandatorily Redeemable Preferred Stock--$.001 par value:
  Authorized--3,000,000 shares
  Issued and outstanding--3,000,000 shares at December 31,
    1999....................................................          --    14,823,800            --
                                                              ----------   -----------   -----------

Commitments and Contingencies (Note 4)

Stockholders' Equity (Deficit):
  Common stock--$.001 par value:
    Authorized--50,000,000 shares
    Issued and outstanding--8,526,316 and 12,193,897
      shares at December 31, 1998 and 1999 and 15,193,897
      in pro forma 1999.....................................       8,526        12,193        15,193
  Additional paid-in capital................................     357,730    45,124,620    59,945,420
  Stockholder receivables...................................     (35,158)      (35,158)      (35,158)
  Deferred compensation.....................................          --   (30,585,462)  (30,585,462)
  Other comprehensive income................................          --         2,173         2,173
  Deficit...................................................  (1,236,388)  (12,126,057)  (12,126,057)
                                                              ----------   -----------   -----------
        Stockholders' equity (deficit)......................    (905,290)    2,392,309    17,216,109
                                                              ----------   -----------   -----------
        Total liabilities and stockholders' equity
          (deficit).........................................  $3,077,211   $64,290,579   $64,290,579
                                                              ==========   ===========   ===========

   The accompanying notes are an integral part of these consolidated balance sheets.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                            1997         1998           1999
                                                         ----------   -----------   ------------
Revenue:
  Network services.....................................  $  406,895   $ 2,283,701   $ 10,051,114
  Revenue from related parties--network services.......     175,924     1,831,233        738,362
  Revenue from related parties--traditional telecom
    services...........................................   1,176,330     7,294,757      2,684,751
                                                         ----------   -----------   ------------
        Total revenue..................................   1,759,149    11,409,691     13,474,227
Operating Expenses:
  Cost of network services.............................     452,748     5,284,329     10,346,284
  Cost of traditional telecom services.................     531,834     4,749,765      1,273,645
  Cost from related parties............................      21,246       777,724        993,292
  Selling and marketing expenses.......................     131,714       828,120      2,396,857
  General and administrative expenses..................     429,435     1,017,567      4,297,178
  General and administrative expenses
    from related parties...............................      24,565        80,480        389,075
  Non-cash compensation charges........................          --            --      2,488,405
  Depreciation and amortization........................       9,390        87,569      1,346,493
                                                         ----------   -----------   ------------
        Total operating expenses.......................   1,600,932    12,825,554     23,531,229
                                                         ----------   -----------   ------------
Income (Loss) from Operations..........................     158,217    (1,415,863)   (10,057,002)
Other Income (Expense):
  Interest income......................................         902        22,886        205,792
  Interest expense.....................................        (129)         (110)      (942,990)
  Other................................................          --        (2,824)       (94,669)
                                                         ----------   -----------   ------------
                                                                773        19,952       (831,867)
                                                         ----------   -----------   ------------
Income (Loss) before Provision for
  Income Taxes.........................................     158,990    (1,395,911)   (10,888,869)
Provision (Benefit) for Income Taxes...................      69,613       (68,013)           800
                                                         ----------   -----------   ------------
Net Income (Loss)......................................  $   89,377   $(1,327,898)  $(10,889,669)
                                                         ==========   ===========   ============
Basic and diluted income (loss) per common share.......  $     0.01   $     (0.16)  $      (1.05)
                                                         ==========   ===========   ============
Weighted average number of common shares...............   7,250,000     8,412,000     10,392,000
                                                         ==========   ===========   ============
Pro forma basic and diluted loss per common share
  (unaudited)..........................................                             $      (1.01)
                                                                                    ============
Weighted average number of common shares used to
  compute pro forma loss per common share
  (unaudited)..........................................                               10,803,000
                                                                                    ============

 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                            AND COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                  COMMON STOCK                                                           OTHER         RETAINED
                              ---------------------     ADDITIONAL      STOCKHOLDER     DEFERRED     COMPREHENSIVE     EARNINGS
                                SHARES      AMOUNT    PAID-IN CAPITAL   RECEIVABLES   COMPENSATION      INCOME        (DEFICIT)
                              ----------   --------   ---------------   -----------   ------------   -------------   ------------
Balance, at December 31,
  1996......................   6,316,000   $ 6,316      $    (3,158)      $   (158)   $         --       $   --      $      2,133
Issuance of common stock....   1,784,000     1,784           73,216        (40,000)             --           --                --
Stockholder contributions...          --        --           38,098             --                           --                --
Net income..................          --        --               --             --              --           --            89,377
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1997......................   8,100,000     8,100          108,156        (40,158)             --           --            91,510
Issuance of common stock....     426,316       426          249,574             --              --           --                --
Repayment of stockholder
  note......................          --        --               --          5,000              --           --                --
Net loss....................          --        --               --             --              --           --        (1,327,898)
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1998......................   8,526,316     8,526          357,730        (35,158)             --           --        (1,236,388)
Issuance of common stock....   3,590,247     3,590       11,556,573             --              --                             --
Compensation expense
  relating to issuance of
  common stock..............          --        --        1,775,954             --              --           --
Exercise of stock options...      77,334        77          136,450             --              --           --                --
Compensation expense
  relating to stock
  options...................          --        --       31,297,913             --     (30,585,462)          --                --
Comprehensive income:
  Net loss..................          --        --               --             --              --           --       (10,889,669)
  Cumulative translation
    adjustment..............          --        --               --             --              --        2,173                --
Comprehensive loss..........          --        --               --             --              --           --                --
                              ----------   -------      -----------       --------    ------------       ------      ------------
Balance, at December 31,
  1999......................  12,193,897   $12,193      $45,124,620       $(35,158)   $(30,585,462)      $2,173      $(12,126,057)
                              ==========   =======      ===========       ========    ============       ======      ============


                                 TOTAL
                              ------------
Balance, at December 31,
  1996......................  $      5,133
Issuance of common stock....        35,000
Stockholder contributions...        38,098
Net income..................        89,377
                              ------------
Balance, at December 31,
  1997......................       167,608
Issuance of common stock....       250,000
Repayment of stockholder
  note......................         5,000
Net loss....................    (1,327,898)
                              ------------
Balance, at December 31,
  1998......................      (905,290)
Issuance of common stock....    11,560,163
Compensation expense
  relating to issuance of
  common stock..............     1,775,954
Exercise of stock options...       136,527
Compensation expense
  relating to stock
  options...................       712,451
Comprehensive income:
  Net loss..................   (10,889,669)
  Cumulative translation
    adjustment..............         2,173
                              ------------
Comprehensive loss..........   (10,887,496)
                              ------------
Balance, at December 31,
  1999......................  $  2,392,309
                              ============

 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                1997         1998           1999
                                                              ---------   -----------   ------------
Cash Flows from Operating Activities:
  Net income (loss).........................................  $  89,377   $(1,327,898)  $(10,889,669)
  Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
    Compensation expense relating to stock options..........         --            --        712,451
    Compensation expense relating to issuance of common
      stock.................................................         --            --      1,775,954
    Depreciation and amortization expense...................      9,390        87,569      1,346,493
    Bad debt expense........................................         --        80,000        183,574
    Deferred income taxes...................................     68,813       (68,813)            --
    Decrease (increase) in assets, net of acquisition:
      Accounts receivable...................................    (61,032)     (325,292)    (1,119,207)
      Accounts receivable from related parties..............   (804,352)     (563,910)     1,102,570
      Inventory.............................................         --      (161,047)      (902,043)
      Advances to stockholder and employees.................         --       (42,280)       (26,205)
      Deposits..............................................         --      (326,568)    (1,266,423)
      Prepaid expenses and other assets.....................     (4,110)     (180,741)        19,647
    Increase (decrease) in liabilities, net of acquisition:
      Bank overdraft........................................    330,424        42,789       (373,213)
      Accounts payable......................................     79,451     1,092,983        601,498
      Accrued expenses......................................    154,908       776,899        810,577
      Accounts payable and accrued expenses from related
        parties.............................................     17,516       271,233       (233,811)
      Deferred revenue......................................     50,560       615,621      1,128,449
      Deposits..............................................     55,800       285,357        399,178
      Deposits from related party...........................         --       181,970       (132,214)
                                                              ---------   -----------   ------------
        Net cash provided by (used in) operating
          activities........................................    (13,255)      437,872     (6,862,394)
                                                              ---------   -----------   ------------
Cash Flows from Investing Activities:
  Capital expenditures......................................    (55,621)     (691,017)    (1,956,353)
  Payment for acquisition...................................         --            --       (500,000)
  Other assets..............................................         --            --       (125,373)
                                                              ---------   -----------   ------------
        Net cash used in investing activities...............    (55,621)     (691,017)    (2,581,726)
                                                              ---------   -----------   ------------
Cash Flows from Financing Activities:
  Issuance of common stock..................................     66,760       250,000     11,696,690
  Issuance of preferred stock...............................         --            --     14,823,800
  Repayment of stockholder note.............................         --         5,000             --
  Repayment of capital lease obligations....................         --            --       (649,298)
  Initial public offering costs included in other assets....         --            --       (482,806)
                                                              ---------   -----------   ------------
        Net cash provided by financing activities...........     66,760       255,000     25,388,386
                                                              ---------   -----------   ------------
Effect of exchange rate changes on cash.....................         --            --          2,173
Increase (decrease) in cash.................................     (2,116)        1,855     15,946,439

Cash, beginning of period...................................      2,116            --          1,855
                                                              ---------   -----------   ------------
Cash, end of period.........................................  $      --   $     1,855   $ 15,948,294
                                                              =========   ===========   ============

 The accompanying notes are an integral part of these consolidated statements.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1999

1. NATURE OF BUSINESS

    InterPacket Networks, Inc. (the "Company" or "InterPacket") is a Delaware corporation in the business of providing a satellite-based broadband Internet network that delivers high-speed Internet services to international Internet service providers and other businesses. The Company's proprietary network design integrates the broadcast capabilities of satellites with Internet network technologies to offer its international customers a scalable solution to the contraints of the public Internet infrastructure. Effective December 1999, the Company discontinued traditional telephony services to focus on its Internet business.

    On September 23, 1999, IPG Acquisition Inc. was incorporated in the State of Delaware. On November 5, 1999, Interpacket Group, Inc. and IPG Acquisition Inc. merged to become InterPacket Group, Inc., a Delaware corporation. On February 18, 2000, the Company changed its name to InterPacket Networks, Inc., which has been retroactively reflected in the accompanying consolidated financial statements.

    In September 1998, the Company established InterPacket (UK) Limited, a wholly owned subsidiary in the United Kingdom, to expand operations in Europe. In November 1998, the Company entered into a joint venture with Internet Promoters India Limited ("IPIL") to provide Internet services in India. The Company owns 49 percent of the equity of IPIL and accounts for the investment under the equity method.

    On September 28, 1999, the Company completed the acquisition of certain assets and technology from a subsidiary of Level 3 Communications Limited, for a cash price of approximately $500,000. (see Note 10).

    The Company faces risks normally associated with early stage enterprises including the need to raise additional capital to fund future operations and expansion. There can be no assurance that the Company will be successful in raising the needed capital. Also, should the Company be successful in obtaining capital, there can be no assurances that profitable operations can be achieved.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The accompanying consolidated financial statements include the accounts of InterPacket and its wholly-owned subsidiary. All material intercompany transactions have been eliminated.

REVENUE RECOGNITION

    The Company records revenue for Internet service during the month of service and for long distance telecommunications sales at the time of customer usage. Deferred revenue consists of advance billings for the following month's services or prepayments from new customers not yet in service. Included in accounts receivable and deferred revenue as of December 31, 1998 and 1999 are $409,475 and $794,217, respectively, of billed but unearned revenues.

COST OF SERVICES

    Cost of services represent direct charges from vendors that the Company incurs to deliver service to its customers. These include access fees, leasing costs for satellite facilities, teleports, Internet connectivity and the rate-per-minute charges from other carriers that terminate traffic on behalf of the Company.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

TRANSLATION OF FOREIGN CURRENCIES

    Management determined that the functional currency of its foreign subsidiary is the local currency. Balance sheets prepared in their functional currencies are translated to the reporting currency, the United States dollar, at exchange rates in effect at the end of the accounting period except for stockholders' equity accounts which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated at a weighted average of exchange rates during the period. The cumulative effect of translation is included in other comprehensive income in the accompanying consolidated balance sheets.

COMPREHENSIVE INCOME

    On January 1, 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." SFAS No. 130 requires that comprehensive income, which is the total of net income and all other non-owner changes in equity, be displayed in the financial statements. The adoption of SFAS No. 130 had no impact on total stockholders' equity. The components of the Company's comprehensive income as presented in the consolidated statements of stockholders' equity (deficit) and comprehensive income include net income and unrealized gains and losses from currency translation.

BASIC AND DILUTED INCOME (LOSS) PER SHARE

    In accordance with SFAS No. 128, "Computation of Earnings Per Share," basic earnings per share is computed by dividing the net earnings available to common stockholders for the period by the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing the net earnings for the period by the weighted average number of common and common equivalent shares outstanding during the period.

    Common equivalent shares, consisting of incremental common shares issuable upon the exercise of stock options and the conversion of the preferred shares are excluded from the diluted earnings per share calculation as their effect is anti-dilutive.

    A summary of the shares used to compute net income (loss) per share and pro forma net loss per share is as follows:

                                                   Year Ended December 31,
                                              ----------------------------------
                                                1997        1998         1999
                                              ---------   ---------   ----------
Weighted average common shares used to
  compute basic net loss per common share...  7,250,000   8,412,000   10,392,000
Effect of dilutive securities...............         --          --           --
                                              ---------   ---------   ----------
Weighted average common shares used to
  compute diluted loss per common share.....  7,250,000   8,412,000   10,392,000
                                              =========   =========
Conversion of preferred stock...............                             411,000
                                                                      ----------
Weighted average number of common shares
  used to compute pro forma loss per common
  share.....................................                          10,803,000
                                                                      ==========

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Pro forma loss per common share gives effect to the conversion of 3,000,000 shares of preferred stock into common stock upon the effectiveness of the initial public offering.

INVENTORY

    Inventory represents purchased communications equipment which the Company resells to its customers. The inventory is carried at the lower of cost or market.

PROPERTY AND EQUIPMENT

    Property and equipment are carried at cost. Depreciation of property and equipment is computed using the straight-line method over the following estimated useful lives:

Operating equipment..............................  5 years
Computer equipment...............................  3 years
Furniture and fixtures...........................  5 years
Equipment under capital leases...................  11 to 13 years

    Replacements and betterments, renewals and extraordinary repairs that extend the life of the asset are capitalized; other repairs and maintenance are expensed. The cost and accumulated depreciation applicable to assets sold or retired are removed from the accounts and any gain or loss on disposition is recognized in other income or expense.

    Included in the Company's balance sheets at December 31, 1998 and 1999 are approximately $280,000 and $42.9 million, respectively, of equipment which is located outside of the United States.

DEPOSITS

    Deposits represent payments made to satellite operators and long distance providers to secure lower rates. These deposits are refunded or applied against future services.

INTANGIBLE ASSETS

    Intangible assets represent the excess of cost over the fair market value of net tangible assets acquired and are amortized using the straight-line method over a five-year period. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of intangible assets might warrant revision or that the remaining balance of the intangible assets and other long-lived assets may not be recoverable. When factors indicate that the intangible assets and other long-lived assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted future net cash flows over the remaining life of the assets to determine if impairment has incurred. Assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent from other asset groups. The Company uses discounted future expected net cash flows to determine the amount of impairment loss.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER ASSETS

    Other assets include capitalized initial public offering costs of $482,806 and the investment in IPIL which is being accounted for under the equity method.

STATEMENTS OF CASH FLOWS

    During the periods ended December 31, 1997 and 1998, no cash was paid for interest. During 1999, the Company paid $784,807 in interest charges. For the same periods, cash paid for income taxes amounted to $1,600, $800 and $5,724, respectively.

    Non-cash investing and financing activities are as follows for the years ended December 31, 1997, 1998 and 1999:

                                                  1997       1998        1999
                                                --------   --------   -----------
Issuance of common stock for notes............  $40,000    $    --    $        --
Conversion of debt to equity..................  $ 6,338    $    --    $        --
Assets acquired under capital leases..........  $    --    $    --    $41,456,658

    These non-cash transactions are excluded from the statements of cash flows.

CONCENTRATIONS OF RISK

    As of December 31, 1999, the Company had cash account balances of approximately $15.1 million at financial institutions which were in excess of federally-insured amounts.

    The Company provided carrier grade telephony service to a single customer who accounted for a substantial portion of the overall revenue of the Company. The Company's largest customer accounted for 76 percent and 12 percent of gross accounts receivable at December 31, 1998 and 1999, respectively. The Company's largest customer represented 77 percent, 80 percent and 25 percent of revenue during the years ended December 31, 1997, 1998 and 1999. The Company's largest customer is a related party (see Note 3).

    For the year ended December 31, 1999, 73 percent of total revenue and 91 percent of revenue from network services were generated outside the United States.

    Purchases from the four largest vendors for the years ended December 31, 1997 and 1998 amounted to 88 percent and 59 percent, respectively, and purchases from the two largest vendors for the year ended December 31, 1999 amounted to 47 percent of total purchases.

    In providing its network application services, the Company is dependent on uninterrupted satellite service which is provided by four vendors. The Company also relies predominantly on one vendor for uplink services. From time to time, the Company experienced interruptions in satellite transmission service for which they do not receive reimbursement from the provider. An extended period of disruption could have a material adverse effect on the Company's financial position and results of operations.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of the Company's cash, receivables, payables and accrued liabilities approximate their fair value because of the short maturities of these instruments. The carrying value of the Company's capital leases approximate their fair values because the interest rates are comparable to those available to the Company on similar terms.

3. RELATED PARTY TRANSACTIONS

    A significant stockholder and member of the board of directors of the Company is an executive at STAR Telecommunications, Inc. ("STAR"). During the years ended December 31, 1997, 1998 and 1999, the Company provided long distance telephone service to STAR in the amount of $1,352,254, $9,119,990 and $3,419,113, respectively. Accounts receivable for these services totaled $1,281,003, net of the reserve, and $204,374 as of December 31, 1998 and 1999, respectively. The Company also had an outstanding deposit from STAR as of December 31, 1998 and 1999 in the amount of $181,970 and $49,756, respectively. The Company has purchased services from STAR in the amount of $21,246, $640,941 and $993,292 for the years ended December 31, 1997, 1998 and 1999, respectively. Accounts payable and accrued liabilities for these services totaled $287,801 and $39,000 at December 31, 1998 and 1999, respectively. As of December 31, 1999, the Company had a deposit with STAR in the amount of $4,920. During the year ended December 31, 1998, STAR paid the Company $75,000 as a one-time payment to obtain a lower per-minute rate for a specific circuit to a particular country. The Company then paid this amount to another related party to buy out a royalty interest in the revenue generated from such circuit, thereby reducing the per-minute rate. The pricing of related party transactions was determined by management.

    During 1999, the Company expensed consulting fees from the current chairman of the board in the amount of $43,750. At December 31, 1999, accounts payable for these services amounted to $8,750.

    During the years ended December 31, 1997 and 1998, the Company purchased services from a company related to the former chairman of the board and stockholder in the amount of $1,915 and $146,167, respectively. During the year ended December 31, 1999, the Company purchased services from companies primarily owned by this stockholder in the amount of $31,207. The Company paid rent for its corporate headquarters in the amount of $22,650, $71,096 and $284,634 to a company partially owned by this stockholder. Accounts payable for these services amounted to $948 and $7,188 as of December 31, 1998 and 1999, respectively. Accounts receivables from one of these entities is $1,900 at December 31, 1999. The Company also has outstanding deposits from these related entities in the amount of $21,424 at December 31, 1999. The Company provided services to one of these related parties during the years ended December 31, 1998 and 1999 in the amount of $6,000 and $4,000, respectively. During 1999, the

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY

                               DECEMBER 31, 1999

3. RELATED PARTY TRANSACTIONS (CONTINUED)

Company also accelerated the vesting of stock options for the former chairman of the board and recorded a related compensation expense in the amount of $145,000.

    During the years ended December 31, 1998 and 1999, the Company provided payroll services for a company owned by the former chairman of the board and stockholder. The Company paid the payroll costs for two persons in the amount of $54,795 and $26,736, respectively. As of December 31, 1998, the Company had been reimbursed $26,954 and recorded a related party receivable in the amount of $27,841. The Company has been reimbursed for the payroll costs in full as of December 31, 1999.

    During 1998, the Company advanced an executive and significant stockholder $42,280. As of December 31, 1999, $34,733 of this amount was still outstanding and included in advances to stockholder and employees.

    During the year ended December 31, 1999, the Company purchased services from a company owned by a director, executive officer and stockholder in the amount of $29,484.

4. COMMITMENTS AND CONTINGENCIES

    The Company has leases for satellite transponder space and related facilities under various agreements expiring through 2011. At December 31, 1999, the minimum aggregate payments under the capital leases and non-cancelable operating leases are summarized as follows:

                                     CAPITAL LEASES   OPERATING LEASES      TOTAL
                                     --------------   ----------------   ------------
Year Ending December 31,
2000...............................   $  5,870,548      $12,174,662      $ 18,045,210
2001...............................      5,802,000       10,590,441        16,392,441
2002...............................      5,802,000        8,777,266        14,579,266
2003...............................      5,802,000        6,611,840        12,413,840
2004...............................      5,802,000        2,894,250         8,696,250
Thereafter.........................     37,628,000       12,669,972        50,297,972
                                      ------------      -----------      ------------
                                        66,706,548      $53,718,431      $120,424,979
                                                        -----------      ------------
Less: Amount representing
  interest.........................    (25,899,188)
                                      ------------
                                        40,807,360
Less: Current portion..............     (2,138,068)
                                      ------------
                                      $ 38,669,292
                                      ============

    The Company has also committed to lease three additional transponders that begin on August 15, 2000, May 15, 2001 and November 15, 2001. The Company has committed to leasing these transponders through the end of their useful lives which is expected to be October 2013. Estimated future payments under these commitments are approximately $56.5 million.

    Office space and office equipment rent expense for the years ended December 31, 1997, 1998 and 1999 was $22,650, $71,096 and $284,634,
respectively. Rental for leased lines, satellite access and related facilities for the years ended December 31, 1997, 1998 and 1999 amounted to $317,551, $6,281,302 and $10,433,321, respectively.

    The Company has employment agreements with three executives. The agreements provide for a continuation of salary in the event of termination without cause. Also, stock options will vest immediately upon certain events. The Company has also committed to issue 100,000 stock options to the chief executive officer at the initial public offering price.

5. INCOME TAXES

    The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," under which deferred assets and liabilities are provided on differences between financial reporting and taxable income using enacted tax rates. Deferred income tax expenses are based on the changes in deferred income tax assets or liabilities from period to period.

    Under SFAS No. 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. The net deferred tax asset of $3,884,019 at December 31, 1999 has been fully reserved.

    The components of the net deferred taxes at December 31, 1998 and 1999 are as follows:

                                                         1998         1999
                                                       ---------   -----------
Deferred tax asset:
  Net operating loss.................................  $  35,246   $ 5,830,352
  Cash to accrual....................................    480,388     2,158,807
                                                       ---------   -----------
                                                         515,634     7,989,159

Deferred tax liability:
  Depreciation.......................................    (34,721)   (3,036,996)
  Cash to accrual....................................         --    (1,068,144)
                                                       ---------   -----------
                                                         (34,721)   (4,105,140)
                                                       ---------   -----------
                                                         480,913     3,884,019
Less--valuation reserve..............................   (480,913)   (3,884,019)
                                                       ---------   -----------
Net deferred taxes...................................  $      --   $        --
                                                       =========   ===========

    The provision for income taxes for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                    1997       1998       1999
                                                  --------   --------   --------
Current:
  Federal taxes.................................  $     --   $     --   $     --
  State taxes...................................       800        800        800
                                                  --------   --------   --------
                                                       800        800        800
                                                  --------   --------   --------
Deferred:
  Federal taxes.................................    58,542    (58,542)        --
  State taxes...................................    10,271    (10,271)        --
                                                  --------   --------   --------
                                                    68,813    (68,813)        --
                                                  --------   --------   --------
Provision (benefit) for income taxes............  $ 69,613   $(68,013)  $    800
                                                  ========   ========   ========

    Differences between the provision for income taxes and income taxes at the statutory federal income tax rate for the years ended December 31, 1997, 1998 and 1999 are as follows:

                                                         1997       1998         1999
                                                       --------   ---------   -----------
Income taxes at the statutory federal rate...........  $54,057    $(474,610)  $(3,702,215)
State income taxes, net of federal income tax
  effect.............................................    9,276      (77,390)     (619,439)
Permanent differences................................      739        5,130       924,510
Change in valuation reserve..........................       --      480,913     3,403,106
Other................................................    5,541       (2,056)       (5,162)
                                                       -------    ---------   -----------
                                                       $69,613    $ (68,013)  $       800
                                                       =======    =========   ===========

    The Company has net operating loss carryforwards of approximately $13 million for Federal and State income tax purposes, which will expire through 2019 and 2004, respectively.

6. ACCRUED EXPENSES

    Accrued expenses at December 31, 1998 and 1999 consist of the following:

                                                           1998        1999
                                                         --------   ----------
Payroll and related costs..............................  $114,516   $  383,746
Network costs..........................................   774,291      835,453
Other..................................................    43,000      585,739
                                                         --------   ----------
                                                         $931,807   $1,804,938
                                                         ========   ==========

7. STOCK OPTIONS

    On January 1, 1998, the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to purchase up to 2,900,000 shares of common stock and terminates in ten years. Options vest over a period as determined by the Board of Directors, generally three years and expire in ten years. The option price is determined by the Board of Directors but may not be less than the fair market value of the stock on the date of grant, except for participants who are 10 percent stockholders of the Company, for which the price may not be less than 110 percent of the fair market value.

    On June 14, 1999, the Company adopted the 1999 Director Stock Option Plan (the "Directors Plan"). The Plan provides for the granting of stock options to purchase up to 200,000 shares of common stock and terminates in ten years. Each year all non-employee directors shall be granted options to purchase 10,000 shares of common stock. Options vest and become exercisable on the first anniversary of the date of grant, provided that the individual has remained in continuous service as a director of InterPacket for the preceding twelve-month period. Options also vest and become exercisable upon a change in control, as defined. The option price shall equal the fair market value of the stock on the date of grant.

    The Company has elected to adopt SFAS No. 123, "Accounting for Stock-Based Compensation," for disclosure purposes only and applies Accounting Principle Board (APB) Opinion No. 25 and related interpretations in accounting for its employee stock options.

    The following is a summary of the Company's outstanding options and activity for the years ended December 31, 1998 and 1999:

                                                                1998                   1999
                                                         -------------------   --------------------
                                                                    WEIGHTED               WEIGHTED
                                                          SHARES    AVERAGE     SHARES     AVERAGE
                                                          UNDER     EXERCISE     UNDER     EXERCISE
                                                          OPTION     PRICE      OPTION      PRICE
                                                         --------   --------   ---------   --------
Options outstanding, at
  beginning of year....................................       --     $  --       758,000    $ 0.88
  Granted..............................................  758,000      0.88       755,000      3.39
  Granted below current market prices..................       --        --     1,461,750      4.74
  Exercised............................................       --        --       (77,334)     1.77
  Canceled.............................................       --        --       (79,832)     1.32
                                                         -------     -----     ---------    ------

Options outstanding, at
  end of year..........................................  758,000     $0.88     2,817,584    $ 3.52
                                                         =======     =====     =========    ======

Options exercisable at end of year.....................       --        --       332,000    $ 0.76
                                                         =======     =====     =========    ======
Weighted average fair value of options granted during
  the period...........................................              $0.21                  $ 0.79
                                                                     =====                  ======
Weighted average fair value of options granted during
  the period below their current market prices.........                                     $33.27
                                                                                            ======

    The following table summarizes information about the options outstanding at December 31, 1999:

                                      OPTIONS OUTSTANDING
                       -------------------------------------------------        OPTIONS EXERCISABLE
          RANGE OF                   WEIGHTED AVERAGE                      ------------------------------
          EXERCISE       NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
           PRICES      OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
         -----------   -----------   ----------------   ----------------   -----------   ----------------
         $      0.50      306,000       8.1 years            $0.50           200,666          $0.50
          0.585-1.25      355,334       8.7 years             1.18           131,334           1.16
           2.25-4.50    1,462,250       9.8 years             4.01                --             --
                5.00      694,000       9.9 years             5.00                --             --
         -----------   ----------       ---------            -----           -------          -----
         $ 0.50-5.00    2,817,584       9.5 years            $3.52           332,000          $0.76
         ===========   ==========       =========            =====           =======          =====

    As permitted by SFAS No. 123, the Company continues to apply the accounting rules of APB No. 25 governing the recognition of compensation expense from its stock option plan. Such accounting rules measure compensation expense on the first date at which both the number of shares and the exercise price are known. Under the Company's plan, this would typically be the grant date. The Company generally issues its stock options with an exercise price based on the fair market value of the Company's stock at the date of grant as determined by the board of directors. The Company also issued certain stock options to Company executives and employees at exercises prices below their current market prices. The related compensation charges of $31,297,913 are amortized over the three year vesting periods of the related options.

    Under the provisions of SFAS No. 123, equity instruments granted to non-employees are excluded from the pro forma disclosure requirements and are recorded as compensation expense at fair value in the accompanying statements of operations. The Company issued no options to non-employees during the periods presented. During 1999, the Company changed the vesting term for the former chairman of the board and another former employee which resulted in additional compensation expense of $240,538.

    Had the Company applied the fair value based method of accounting to all grants of stock options, under SFAS No. 123, the Company would have recorded additional compensation expense as follows for the years ended December 31, 1998 and 1999, respectively:

                                                                1998         1999
                                                              ---------   -----------
Additional compensation expense.............................  $  25,572   $   161,578

Net loss:
  As reported...............................................  1,327,898    10,889,669
  Pro forma.................................................  1,353,470    11,051,247

Net loss per share:
  As reported...............................................       0.16          1.05
  Pro forma.................................................       0.16          1.06

    These pro forma amounts were determined by estimating the fair value of each option on its grant date using the Black-Scholes option-pricing model. Assumptions of 5.4 percent and 5.49 percent for the risk free interest rate, 5 years for expected life, no volatility and no expected dividends were applied to all grants.

8. MANDATORILY REDEEMABLE PREFERRED STOCK

    On November 12, 1999, the Company entered into a Series A Convertible Preferred Stock Purchase Agreement to issue 3 million shares of convertible preferred stock at $5.00 per share. The preferred stockholders have certain registration and preemptive rights; as well as preferential rights upon dissolution of the Company. In the event of a liquidation or dissolution of the Company (as defined), the preferred stockholders are guaranteed to receive such funds to allow them an internal rate of return of 35 percent annually from the original date of issuance. Each preferred share is convertible into a share of common stock if requested by the majority of the preferred stockholders or upon a public offering at not less than $7.00 per share and which raises a minimum of $25 million. The conversion ratio is subject to adjustment in certain circumstances such as upon future sale of Company shares at a price below $5.00. The preferred stockholders may request redemption at the initial purchase price after November 12, 2003. See Note 2 for pro forma weighted average number of common shares used to compute pro forma loss per common share.

9. CAPITAL STOCK

    On April 9, 1998, the Company sold 426,316 shares of common stock to an investor for $250,000.

    On April 14, 1999, the Company sold 2,008,864 shares of common stock through a private placement for $4,519,928. The Company sold 594,442 of these shares to employees and directors of the Company. In August 1999, the Company sold 33,776 additional shares for $75,997.

    In September and October of 1999, the Company sold 1,480,942 shares of common stock in a private placement for net proceeds of $6,664,242. The Company sold 602,444 of these shares to employees and directors of the Company. In December 1999, the Company sold 66,665 shares of common stock to an existing stockholder for net proceeds of $299,996.

    On September 3, 1997, the Board of Directors authorized an increase to the authorized number of common shares from 10,000 to 10 million and effected a 1,000-for-1 stock split of the Company's issued and outstanding shares. This increase became effective March 31, 1998. On June 1, 1999, the Board of Directors approved a 2-for-1 stock split, which became effective July 7, 1999. The stock splits have been retroactively reflected in the accompanying consolidated financial statements for all periods presented. On February 24, 1999, the Board of Directors approved an increase in the authorized common shares to 50 million.

10. ACQUISITION

    On September 28, 1999, the Company acquired certain assets and technology from a subsidiary of Level 3 Communications Limited for $500,000. The acquisition has been accounted for by the purchase method of accounting and, accordingly, the results of operations of SatinNet Limited for the period from September 28, 1999 are included in the accompanying consolidated financial statements. In connection with this purchase, the Company recorded approximately $449,000 of intangible assets which are being amortized over a five-year period.

    The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998:

                                                  YEAR ENDED           YEAR ENDED
                                              DECEMBER 31, 1998    DECEMBER 31, 1999
                                              ------------------   ------------------
                                                     (IN THOUSANDS, EXCEPT PER
                                                          SHARE AMOUNTS)
Revenue.....................................        $11,571              $13,600
Net loss....................................        $ 1,541              $11,058
Net loss per common share...................        $  0.18              $  1.06

    These pro forma results of operations have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

11. BUSINESS SEGMENTS

    During 1997, 1998 and 1999, the Company had two business segments, network services and traditional telecom services. The network services segment derives revenues from the sale of Internet-based network services, including connectivity and multi-point newsfeeds.

    The traditional telecom services segment provides traditional switched based wholesale long distance service, primarily to STAR Telecommunications, Inc., an international long distance company.

    The accounting policies of the segments are the same as those described in the significant accounting policies, however, the Company evaluates performance based on gross margin before depreciation and amortization expense. The Company does not internally analyze these segments below revenue less direct operating expenses, therefore selling, general and administrative expenses and depreciation expense is not allocated to any specific segment. The Company has no intercompany sales among the network services and the traditional telecom services segments. All capital leases relate to the network services segment. Reportable segment information for the years ended December 31, 1997, 1998 and 1999 is as follows:

                                                          TRADITIONAL
                                              NETWORK       TELECOM       UNALLOCATED
                                             SERVICES      SERVICES     CORPORATE ASSETS      TOTAL
                                            -----------   -----------   ----------------   -----------
December 31, 1997:
Revenue...................................  $   582,819   $1,176,330       $        --     $ 1,759,149
Gross margin before depreciation and
  amortization............................      124,926      628,395                --         753,321

December 31, 1998:
Revenue...................................    4,114,934    7,294,757                --      11,409,691
Gross margin before depreciation and
  amortization............................   (1,674,316)   2,272,189                --         597,873
Segment assets............................    1,263,428    1,762,319            51,464       3,077,211

December 31, 1999:
Revenue...................................   10,789,476    2,684,751                --      13,474,227
Gross margin before depreciation and
  amortization............................     (495,100)   1,356,106                --         861,006
Segment assets............................      179,772   48,094,028        16,016,779      64,290,579

    Information regarding the Company's domestic and foreign revenues are as follows:

                                                            DOMESTIC     FOREIGN        TOTAL
                                                           ----------   ----------   -----------
Fiscal 1997..............................................  $  867,349   $  891,800   $ 1,759,149
Fiscal 1998..............................................   2,886,231    8,523,460    11,409,691
Fiscal 1999..............................................   3,688,006    9,786,221    13,474,227

    No individual foreign country represented more than 10 percent of revenue or long-lived assets for any of the periods presented.

12. SUBSEQUENT EVENTS

    The Company has entered into new leases for satellite transponder space and related facilities under various agreements expiring through February 2003 resulting in aggregate lease payments of approximately $11.5 million.

    Through February 11, 2000, the Company has granted an additional 221,500 stock options at $5.00 and 9,000 stock options at $8.00 per share. The estimated compensation charge related to the option grants will be approximately
$5.7 million over a three to four-year period.

    On January 26, 2000, the Board increased the authorized number of shares available for grant under the 1998 Stock Option Plan to 4.6 million and increased the authorized number of shares available for grant under the 1999 Director Stock Option Plan to 550,000. The Board also amended the option terms of several executives to accelerate vesting with an extended exercise period under specified circumstances such as a change in control. The amended 1998 Stock Option Plan provides that upon a change in control 50 percent of the unvested options outstanding immediately prior to such change accelerate and become fully vested, unless the employee is provided with replacement options. The vesting periods were extended to three years for new options issued under the 1999 Director Stock Option Plan and to four years for new options issued under the 1998 Stock Option Plan. The Board also approved to increase the authorized number of common shares to 250 million and to adopt a 401(k) plan for the benefit of the Company's employees.

    Effective February 1, 2000, the Company signed an employment agreement with a new executive. The agreement provides for the continuation of salary in the event of termination without cause. This executive was allowed to purchase 60,000 shares of common stock at $5.00 per share. The compensation charge related to this stock purchase is estimated at $1.5 million.

    On February  , 2000, the Company's Board of Directors approved a       to
      stock split which has been retroactively reflected for all periods presented.

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of InterPacket Networks, Inc. and
Subsidiary:

    We have audited in accordance with generally accepted auditing standards the consolidated financial statements of InterPacket Networks, Inc. and subsidiary as of December 31, 1998 and 1999 and for the three years in the period ended December 31, 1999, included in this Registration Statement on Form S-1, and have issued our report thereon dated February 11, 2000. Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The schedule of valuation and qualifying accounts is the responsibility of the Company's management and is presented for the purpose of complying with the Securities and Exchange Commission's rules and is not part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, fairly states, in all material respects, the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Los Angeles, California
February 11, 2000

                   INTERPACKET NETWORKS, INC. AND SUBSIDIARY
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                 BALANCE AT                               BALANCE
                                                 BEGINNING                               AT END OF
                                                 OF PERIOD     PROVISION    WRITE-OFF     PERIOD
                                                 ----------   -----------   ---------   -----------
                                                                   (IN THOUSANDS)
Allowance for doubtful accounts

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $    16,600   $      --   $    16,600

  Year ended December 31, 1999.................  $  16,600    $   183,600   $ (60,000)  $   140,200

Deferred tax valuation allowance

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $  (480,913)  $      --   $  (480,913)

  Year ended December 31, 1999.................  $(480,913)   $(3,403,106)  $      --   $(3,884,019)

Receivable from related party

  Year ended December 31, 1997.................  $      --    $        --   $      --   $        --

  Year ended December 31, 1998.................  $      --    $    63,400   $      --   $    63,400

  Year ended December 31, 1999.................  $  63,400    $        --   $ (63,400)  $        --

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                         SHARES

                       [LOGO OF INTERPACKET APPEARS HERE]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                      JOINT LEAD MANAGERS AND BOOKRUNNERS

CHASE H&Q                                                        LEHMAN BROTHERS

                              CIBC WORLD PARTNERS

                                ----------------

                                         , 2000

                             ---------------------

    You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus.

    Until         , 2000 (25 days after the date of this prospectus), all
dealers that buy, sell or trade in the securities in this offering, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) we expect to incur in connection with our sale and distribution of the securities being registered. All of the amounts shown are estimated except the registration fee of the SEC and the NASD filing fee.

ITEM                                                           AMOUNT
----                                                          --------
SEC registration fee........................................  $ 22,770
NASD filing fee.............................................     9,125
Blue sky fees and expenses..................................     *
Printing and engraving expenses.............................     *
Legal fees and expenses.....................................     *
Accounting fees and expenses................................     *
Transfer agent and registrar fees...........................     *
Miscellaneous...............................................     *
                                                              --------
  Total.....................................................     *
                                                              ========

------------------------

*   To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Our certificate of incorporation provides that our directors shall not be personally liable to InterPacket or our stockholders for monetary damages for any breach of fiduciary duty as a director, to the fullest extent permitted by law, except to the extent such exemption from liability is not permitted under the General Corporation Law of the State of Delaware (the "GCL"). Further, our bylaws provide that we shall, to the maximum extent permitted by law, indemnify our directors and officers and may indemnify our employees and other agents.

    Subsection (a) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, provided that such director or officer had no cause to believe his or her conduct was unlawful.

    Subsection (b) of Section 145 of the GCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit, provided that such director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such director or officer is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 of the GCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation shall have power to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or her or incurred by him or her in any such capacity or arising out of his or her status as such whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

    We have also entered into indemnification agreements with each of our directors and officers. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

    Reference is also made to our Underwriting Agreement contained in
Exhibit 1.1 hereto, which indemnifies our directors and officers against certain liabilities.

    Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling InterPacket pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    Since January 1997, we have granted or issued and sold the following unregistered securities:

    (a) In June 1997, we issued and sold 1,684,000 shares of our common stock to Peter S. Zimble for an aggregate purchase price of $70,000.

    (b) In September 1997, we issued and sold 100,000 shares of our common stock to Julie M. Spira for an aggregate purchase price of $5,000.

    (c) In April 1998, we issued and sold a total of 426,316 shares of our common stock to Joseph T. Arsenio and the Delaware Charter Guarantee & Trust Co., as trustee for Joseph T. Arsenio, for an aggregate purchase price of $250,000.

    (d) In April 1999, we issued and sold a total of 2,008,864 shares of our common stock to certain accredited investors for an aggregate purchase price of $4,519,928.

    (e) In August 1999, we issued and sold 33,776 shares of our common stock to Joseph T. Arsenio for an aggregate purchase price of $75,997.

    (f) In September 1999, we issued and sold a total of 1,480,942 shares of our common stock to certain accredited investors for an aggregate purchase price of $6,664,242.

    (g) In November 1999, we issued and sold a total of 3,000,000 shares of our Series A Preferred Stock to certain accredited investors for an aggregate purchase price of $15,000,000. The preferred stock will convert automatically into 3,000,000 shares of common stock once this Registration Statement is declared effective.

    (h) In December 1999, we issued and sold a total of 66,665 shares of our shares of our common stock to Joseph T. Arsenio and Delaware Charter Guarantee & Trust Co., as trustee for Joseph T. Arsenio, and as trustee for Meredith M. Arsenio, for an aggregate purchase price of $299,996.

    (i) In February 2000, we issued and sold a total of 60,000 shares of our common stock to Timothy F. Sylvester for a purchase price of $300,000.

    (j) Through February 15, 2000, we have granted options to purchase an aggregate of 3,292,750 shares of our common stock, at a weighted average exercise price of $3.65, to directors, officers and employees pursuant to our 1998 Stock Option Plan and our 1999 Director Stock Option Plan.

    The issuances of the securities in the transactions above were exempt from registration under the Securities Act pursuant to (1) Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about InterPacket or (2) Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation. No underwriting discounts or commissions were paid in connection with these sales, appropriate legends were affixed to the stock certificates issued in these transactions and there was no general solicitation or advertising.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)  EXHIBITS

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
          1.1           Form of Underwriting Agreement.+
          3.1           Certificate of Incorporation, as currently in effect.
          3.2           Bylaws, as currently in effect.
          5.1           Opinion of Riordan & McKinzie, a Professional Law
                        Corporation.+
          9.1           Voting Agreement and Irrevocable Proxy dated as of November
                        12, 1999 between InterPacket Networks, Inc. and Jeffrey
                        Sudikoff.
         10.1           Amended and Restated 1998 Stock Option Plan of InterPacket
                        Networks, Inc.
         10.2           Form of Incentive Stock Option Agreement under the Amended and Restated 1998 Stock Option Plan of InterPacket Networks,
                        Inc.
         10.3           Form of Nonqualified Stock Option Agreement under the
                        Amended and Restated 1998 Stock Option Plan of InterPacket
                        Networks, Inc.
         10.4           Amended and Restated 1999 Director Stock Option Plan of
                        InterPacket Networks, Inc.
         10.5           Form of Nonqualified Stock Option Agreement under the
                        Amended and Restated 1999 Director Stock Option Plan of
                        InterPacket Networks, Inc.
         10.6           Employment Agreement dated as of July 1, 1999 by and between
                        Jonathan L. Gans and InterPacket Networks, Inc.
         10.7           Reserved for future use.
         10.8           Reserved for future use.
         10.9           Reserved for future use.
        10.10           Employment Agreement dated as of January 1, 1999 by and
                        between Julie M. Spira and InterPacket Networks, Inc.
        10.11           Employment Agreement dated as of February 1, 2000 by and
                        between Timothy F. Sylvester and InterPacket Networks, Inc.

       EXHIBIT
       NUMBER           DESCRIPTION
---------------------   -----------
        10.12           Secured Promissory Note dated as of February 1, 2000 by
                        Timothy F. Sylvester in favor of InterPacket Networks, Inc.
        10.13           Series A Convertible Preferred Stock Agreement dated as of
                        November 12, 1999 among InterPacket Networks, Inc. and each of the entities listed on the Schedule of Purchasers
                        attached thereto as Exhibit A.
        10.14           Form of Indemnification Agreement between InterPacket
                        Networks, Inc. and each director and executive officer.
        10.15           Standard Office Lease--Gross dated as of January 1, 1999 by and between 1901 Main Street Partners, LLC and InterPacket
                        Networks, Inc.
        10.16           Contract dated as of September 1, 1999 by and between
                        Satelites Mexicanos, S.A. DE C.V. and InterPacket Networks,
                        Inc.++
        10.17           Reserved for future use.
        10.18           Investor Rights Agreement dated as of November 12, 1999
                        among InterPacket Networks, Inc. and certain stockholders.
           21           Subsidiaries.
         23.1           Consent of Riordan & McKinzie (included in Exhibit 5.1).+
         23.2           Consent of Arthur Andersen LLP.
           24           Powers of Attorney, incorporated by reference from the
                        signature pages to this registration statement.
           27           Financial Data Schedule.

------------------------

+   To be filed by amendment.

++ Certain portions of this exhibit have been omitted from the copies filed as part of the Registration Statement hereof and are the subject of a request for confidential treatment with respect thereto.

    (B) FINANCIAL STATEMENT SCHEDULES

    The following schedule is filed as part of this Registration Statement:

    Schedule II--InterPacket Networks, Inc.--Valuation and Qualifying Accounts.

    All other schedules are omitted since the required information is not present in amounts sufficient to require submission of any schedule, or because the information required is included in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 18th day of February 2000.

                                                       INTERPACKET NETWORKS, INC.

                                                       By:             /s/ JONATHAN L. GANS
                                                            -----------------------------------------
                                                                         Jonathan L. Gans
                                                              CHIEF EXECUTIVE OFFICER AND PRESIDENT

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jonathan L. Gans and Allen J. Sciarillo, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all such capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, as well as any registration statement (or amendment thereto) related to this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                                                       Chief Executive Officer,
                /s/ JONATHAN L. GANS                     President and Director
     -------------------------------------------         (Principal Executive        February 18, 2000
                  Jonathan L. Gans                       Officer)

               /s/ ALLEN J. SCIARILLO                  Chief Financial Officer
     -------------------------------------------         (Principal Financial and    February 18, 2000
                 Allen J. Sciarillo                      Chief Accounting Officer)

                 /s/ PETER HIRSHBERG
     -------------------------------------------       Chairman of the Board         February 18, 2000
                   Peter Hirshberg

               /s/ JEFFREY C. BARBAKOW
     -------------------------------------------       Director                      February 18, 2000
                 Jeffrey C. Barbakow

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                   /s/ BRENT COHEN
     -------------------------------------------       Director                      February 18, 2000
                     Brent Cohen

                /s/ JAMES E. KOLSRUD
     -------------------------------------------       Director                      February 18, 2000
                  James E. Kolsrud

     -------------------------------------------       Director                      February  , 2000
              Lawrence D. Lenihan, Jr.

                /s/ NORMAN J. PATTIZ
     -------------------------------------------       Director                      February 18, 2000
                  Norman J. Pattiz